Form 10-K405, Exhibit 13
period 1995-01-28
ECKERD CORP
filed 1995-04-28
CIK 31364

Five Year Financial Operating Summary
(Dollars in thousands, except per share amounts and drug stores)
Fiscal years ended January 28, January 29, January 30,
February 1, and February 2, respectively (1) (2)

                                                    1995
1994           1993          1992         1991
Summary of Operations Data:
    Sales and other operating revenue         $4,549,031(3)
4,190,539      3,887,027     3,739,852    3,456,134
    Cost of sales, including store
    occupancy, warehousing and
    delivery expense                           3,444,141
3,175,375      2,896,479     2,738,545    2,527,544
    Operating and administrative
    expenses                                     924,071(3)
857,980        855,165       854,209      817,263

    Earnings before interest expense             180,819
157,184        135,383       147,098      111,327
    Net interest expense                          93,735
113,215        137,404       143,194      147,309

    Earnings (loss) before income taxes
    and extraordinary items                       87,084
43,969         (2,021)        3,904      (35,982)
    Income tax expense                             8,753(3)
2,556          2,864         2,927            -

    Earnings (loss) before
    extraordinary items                           78,331
41,413         (4,885)          977      (35,982)
    Extraordinary item-early retirement
    of debt and preferred stock,
    net of tax benefit                           (30,523)
(44,354)             -             -            -
    Extraordinary item-tax effect of
    utilization of net operating loss
    carryforward                                       -
 -            762         1,680            -

    Net earnings (loss) for the year              47,808
(2,941)        (4,123)        2,657      (35,982)
    Preferred stock dividends                          -
4,924         10,815        10,823       10,866

    Net earnings (loss) available
    to common shares                          $   47,808
(7,865)       (14,938)       (8,166)     (46,848)

    Earnings (loss) before extraordinary
    items per common share                    $     2.41
1.24           (.59)         (.38)       (1.97)
    Net earnings (loss) per common share      $     1.47
(.27)          (.56)         (.32)       (1.97)
    Dividends per common share                $        -
 -              -             -            -
    Weighted average common
    shares outstanding                            32,432
29,393         26,574        25,677       23,793

Balance Sheet Data:
    Working capital                           $  280,289
306,588        367,027       328,617      347,775
    Total assets                               1,342,347
1,420,137      1,418,922     1,412,249    1,443,167
    Long-term debt (4)                           787,013
954,891      1,048,222     1,023,106    1,084,088
    Preferred stock                                    -
 -         75,000        75,000       75,000
    Stockholders' deficit                       (122,742)
(179,022)      (243,291)     (228,353)    (220,187)

Drug Store Data:
    Stores open at end of year                     1,735
1,718          1,696         1,675        1,673
    Comparable sales growth                          8.2%
6.1            3.1           5.7          6.9

Notes:
(1) Years ended the Saturday nearest January 31. All fiscal years include 52 weeks of operations.
(2) Fiscal years prior to January 29, 1994 have been restated to reflect the reclassification of previously issued Class A and Class
B common stock into Common Stock, to reflect a 2-for-3 reverse stock split and the exchange of EDS Holdings Inc. common stock and merger into the Company.
(3) Sales and other operating revenue includes $54,125 and income tax expense includes $4,655 from the gain on the sale of Insta-Care Pharmacy Services and operating and administrative expenses includes $48,988 charge for future drug store closings.
(4) Includes current installments and Convertible Debentures.


Management's Discussion and Analysis of Results of Operations and
Financial Condition

Condensed Consolidated Statements of Operations
(In thousands)   Fiscal years ended January 28 and January 29,
respectively


1995                             1994
                                                      As Reported
  As Adjusted (1)  As Reported   As Adjusted (2)
    Sales and other operating revenue                  $4,549,031
    4,494,906        4,190,539     4,108,683
    Cost of sales                                       3,444,141
    3,444,141        3,175,375     3,123,899
    Operating and administrative expenses                 924,071
      875,083          857,980       829,654
    Earnings before interest expense                      180,819
      175,682          157,184       155,130
    Interest expense                                       93,735
       93,735          113,215       113,215
    Income tax expense                                      8,753
        4,098            2,556         2,556
    Earnings before extraordinary item                     78,331
       77,849           41,413        39,359
    Extraordinary items                                   (30,523)
      (30,523)         (44,354)      (44,354)
    Net earnings (loss) for the year                   $   47,808
       47,326           (2,941)       (4,995)

    (1) Excludes $54,125 from sales and other operating revenue and $4,655 from income taxes for the gain on the sale of Insta-Care and $48,988 from operating and administrative expenses for the charge for future store closings.
    (2) Excludes Vision Group operations for the full fiscal year and Insta-Care operations from November 16, 1993 through January 29, 1994.

Results of Operations
Fiscal Year 1994 compared with Fiscal Year 1993
        The preceding as adjusted condensed consolidated statements of operations and the following management's discussion and analysis exclude the following items: The fiscal 1993 results exclude the Company's Vision Group operations, its retail optical business, which was sold effective January 30, 1994 and the Company's Insta-Care Holdings, Inc.'s ("Insta-Care") operations, its institutional pharmacy services business, from November 16, 1993 through January 29, 1994, since it was sold effective November 15, 1994. The fiscal 1994 sales and other operating revenue exclude a pretax gain of $54.1 million (before income taxes of $4.6 million) from the sale of Insta-Care. The fiscal 1994 operating and administrative expenses exclude a reserve of $49.0 million for future store closings.
        The Company's sales and other operating revenue for fiscal 1994 were $4.495 billion, a 9.4% increase over fiscal 1993. Sales benefited from significant increases in drug store prescription sales and increases in front end sales. For fiscal 1994, prescription sales were $2.237 billion, a 15.2% increase over fiscal 1993. In addition, drug store front end sales increased to $2.160 billion, a 4.2% increase over fiscal 1993.
        Comparable drug store sales (stores open for one year or more) increased 8.2% during fiscal 1994 compared to a 6.1% increase in fiscal 1993. The increase in comparable drug store sales was primarily attributable to the increase in sales of prescription drugs. Comparable drug store sales growth was also positively affected by increased sales of non-prescription categories such as health, toiletries, convenience food and photofinishing items resulting from increased marketing emphasis and shelf space for these categories.
        Prescription sales as a percentage of drug store sales was 50.8% for fiscal 1994 compared with 48.3% for fiscal 1993. The growth in prescription sales was primarily the result of increased third-party prescription sales and the Company's competitive cash pricing strategy.

These sales were strong despite a lower incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1994 compared to fiscal 1993. Third-party prescription sales represented 64.6% and 58.0% of the Company's prescription sales in fiscal 1994 and 1993, respectively. The Company expects prescription sales to third-party payors, in terms of both dollar volume and as a percentage of total prescription sales, to continue to increase in fiscal 1995 and the foreseeable future. Third-party payors typically negotiate lower prescription prices than those on non third-party prescriptions, resulting in decreasing gross profit margins on the Company's prescription sales. However, third-party sales contracts have resulted in increased volume of prescription sales and gross profit dollars.
        Cost of sales and related expenses in fiscal 1994 were $3.444 billion, a 10.2% increase over fiscal 1993. As a percentage of sales, cost of sales and related expenses were 76.6% and 76.0% for fiscal 1994 and 1993, respectively. The increase in cost of sales and related expenses as a percentage of sales resulted primarily from the continued increase in third-party prescription sales with typically lower gross profit margins than non third-party prescription sales. The LIFO charge was $10.8 million in fiscal 1994 compared to $8.5 million in fiscal 1993.
        Operating and administrative expenses in fiscal 1994 were $875.1 million, a 5.5% increase over fiscal 1993. As a percentage of sales, operating and administrative expenses were reduced to 19.5% for fiscal 1994 from 20.2% for fiscal 1993. The decrease in operating and administrative expenses in fiscal 1994 as a percentage of sales resulted primarily from the economies of scale related to the higher sales, and cost controls which helped produce lower costs as a percentage of sales in such expense categories as payroll, insurance and supplies. Additionally, non-cash tax deductible amortization of intangibles included in operating and administrative expenses for fiscal 1994 and 1993 were $31.9 million and $35.4 million, respectively, a decrease of 9.9%.
        In the fourth quarter of fiscal 1994, the Company decided to accelerate the closing of approximately 90 geograhically dispersed, under-performing stores over the next twelve to eighteen months, and established a $49.0 million reserve for future store closings. These closings are in addition to the small number of stores the Company closes in the normal course of business. The $49.0 million reserve includes approximately $27.0 million for lease settlements and obligations, approximately $4.0 million for severance and other expenses directly related to the store closings, and approximately $18.0 million for the write-off of impaired assets which include inventory liquidation and the write-off of intangible and fixed assets.
        Earnings before interest expense and income taxes in fiscal 1994 were $175.7 million a 13.3% increase over fiscal 1993. The increase in earnings before interest expense and income taxes was due primarily to the increase in gross profit dollars as a result of higher sales and other operating revenue and the decrease in operating and administrative expenses as a percentage of sales in fiscal 1994 compared to fiscal 1993.
        Total interest expense was $93.7 million in fiscal 1994, a decrease of 17.2% from fiscal 1993. The decrease was due primarily to the lower cost of debt to the Company resulting from fiscal 1993's refinancing, initial public offering of stock and 9.25% senior subordinated note issuance and the bank credit agreement revision which provided improved pricing. In addition, the decrease in interest expense was due to lower average borrowings in fiscal 1994, due primarily to paydowns of borrowings from net proceeds from the sale of Vision Group and Insta-Care operations, partially offset by the numerous marketplace interest rate increases during fiscal 1994. Amortization of original issue discount and deferred debt expenses decreased to $5.9 million in fiscal 1994 from $7.2 million in fiscal 1993 resulting from the refinancing and early retirement of certain debt issues in fiscal 1994 and 1993.
        Income tax expense was $4.1 million and $2.6 million in fiscal 1994 and 1993, respectively. Income tax expense in both fiscal years represents alternative minimum tax and state income taxes for the Company, and reflects the utilization of net operating loss carryforwards.
        As a result of the foregoing factors, the Company had earnings on an adjusted basis before extraordinary items of $77.8 million in fiscal 1994 compared to $39.4 million in fiscal 1993, an increase of $38.4 million or 97.5%, net income of $47.3 million in fiscal 1994 compared to a net loss of $5.0 million in fiscal 1993, a $52.3 million increase.

        The Company had extraordinary items of $30.5 million (net of tax benefit of $1.6 million) and $44.4 million (net of tax benefit of $0.9 million) in fiscal 1994 and 1993, respectively. The extraordinary item in fiscal 1994 is primarily from the write-off of deferred costs related to the significant revision of the bank credit agreement, as well as from the early retirement of $50.0 million of the 11.125% subordinated debentures. The extraordinary item in fiscal 1993 is primarily from the write-off of deferred costs from the early retirement of a portion of the 11.125% subordinated debentures, all of the 13% subordinated debentures and the redemption of the 14.5% preferred stock.
Fiscal Year 1993 compared with Fiscal Year 1992
        The following fiscal 1993 comparison is based on previously reported numbers as opposed to adjusted numbers.
        The Company's competitive pricing and cost reduction programs were both largely reflected in fiscal 1993. The Company's sales and other operating revenue for fiscal 1993 were $4.191 billion, a 7.8% increase over fiscal 1992. The increase in sales and other operating revenue was due primarily to a $245 million increase in sales of prescription drugs.
        Prescription sales as a percentage of drug store sales was approximately 48.3% for fiscal 1993 as compared with approximately 45.4% for fiscal 1992. The growth in prescription sales was primarily the result of increased third-party prescription sales, the Company's competitive pricing program and a high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. Third-party prescription sales represented approximately 58.0% and 49.6% of the Company's prescription sales in fiscal 1993 and 1992, respectively.
        Comparable drug store sales increased 6.1% during fiscal 1993 compared to a 3.1% increase in fiscal 1992. The increase in comparable drug store sales was due primarily to the increase in sales of prescription drugs resulting from sales related to new third-party prescription plan contracts, the Company's competitive pricing program, and a high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. In addition, comparable drug store sales growth was positively affected by increased sales of non-prescription itemsin the health and beauty, greeting card, convenience food and photofinishing categories resulting from increased marketing emphasis and shelf space for these categories, as well as increased sales of over-the-counter drugs because of the high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. Total sales growth was positively affected by the growth in comparable drug store sales, as well as the inclusion of 34 drug stores acquired during the second half of fiscal 1992 and 19 drug stores acquired in the fourth quarter of fiscal 1993.
        Cost of sales and related expenses in fiscal 1993 were $3.175 billion, a 9.6% increase over fiscal 1992. As a percentage of sales, cost of sales and related expenses were 75.8% and 74.5% for fiscal 1993 and 1992, respectively. The competitive pricing strategy for non third-party prescription sales and the continued increase in third-party prescription sales, which typically have lower gross profit margins than non third-party prescription sales, partially offset by a lower LIFOcharge of $8.5 million ($15.0 million in fiscal
1992), were the primary reasons for the increase in cost of sales and related expenses as a percentage of sales in fiscal 1993.
        Operating and administrative expenses in fiscal 1993 were $858.0 million, a 0.3% increase over fiscal 1992. As a percentage of sales, operating and administrative expenses were reduced to 20.5% in fiscal 1993 from 22.0% for fiscal 1992 as a result of the higher sales in fiscal 1993 and lower costs as a percentage of sales in such expense categories as payroll, advertising, insurance and supplies as a result of the cost reduction program initiated in the second half of fiscal 1992. The implementation of the cost reduction program eliminated operating expenses of approximately $70.0 million in fiscal 1993, and the Company estimates that $10.0 million of such savings was recognized in fiscal 1992. Non-cash, tax deductible amortization of intangibles included in operating and administrative expenses in fiscal 1993 and 1992 were $35.6 million and $39.0 million, respectively, a decrease of 8.7%.
        Earnings before interest expense and income taxes increased to $157.2 million in fiscal 1993, a 16.1% increase over fiscal 1992, due primarily to the increase in gross profit dollars as a result of higher sales and other operating revenue and the lower rate of increase of operating and administrative expenses compared to the rate of increase in sales and other operating revenue.
        Total interest expense was $113.2 million in fiscal 1993, a decrease of 17.6% from fiscal 1992. The decrease was due primarily to lower interest rates in the marketplace and lower cost of debt for the Company after the June 1993 bank refinancing (Refinancing) and the 9.25% senior subordinated note issuance (Note Issuance) and the consummation of the initial public offering (IPO) of stock on August 12, 1993.
        The income tax provision for fiscal 1993 and 1992 was $2.6 million and $2.9 million, respectively. The income tax provision for fiscal 1993 and 1992 represents alternative minimum tax and state income taxes.
        As a result of the foregoing factors, the Company had earnings before extraordinary items in fiscal 1993 of $41.4 million, compared with a loss of $4.9 million in fiscal 1992, a net loss in fiscal 1993 of $2.9 million compared with a net loss of $4.1 million in fiscal 1992.
        The Company had an extraordinary item of $44.4 million (net of an income tax benefit of $0.9 million) in fiscal 1993, which was recognized as a result of the early retirement of existing indebtedness and the redemption of the Company's 14.5% preferred stock in connection with the Refinancing, the IPO and the Note Issuance. In fiscal 1992, the Company had an extraordinary item of $0.8 million which represented the tax effect of the utilization of the Company's net operating loss carryforward.
Liquidity and Capital Resources
        On August 3, 1994, the Company entered into a significant revision to the bank credit agreement. The revised agreement provides for a total loan facility of $850 million. Although the revision did not provide any additional proceeds to the Company, it does provide improved pricing and increased operating flexibility with respect to acquisitions, capital expenditures and lease payments. The revolving loan facility was extended a year and increased to $350 million. The previous Tranche A and B term loan facilities were reduced to $500 million and combined into a six-year amortizing term loan facility.
        At January 28, 1995, the Company had approximately $434.4 million outstanding under the term loan facility, $21.0 million outstanding under the revolving loan facility and had $255.9 million available for borrowing under the revolving loan facility portion of the bank credit agreement which is net of $73.1 million of letters of credit. Pursuant to the bank credit agreement, the Company is required to make scheduled payments of the outstanding principal amount of the term loan facility in unequal quarterly payments. Prepayments made pursuant to the bank credit agreement are applied pro rata among the remaining scheduled term loan principal payments. The bank credit agreement matures in July 2000.
        On January 28, 1995 the Company had working capital of $280.3 million and a current ratio of 1.5 to 1 compared to $306.6 million and 1.5 to 1 at January 29, 1994. Although the Company's net earnings were $47.8 million for fiscal 1994, compared to a net loss of $2.9 million for fiscal 1993, cash flow provided by operating activities declined $50.9 million to $119.0 million for fiscal 1994 compared with $169.9 million for fiscal 1993. This decline was principally attributable to higher than normal cash payments to merchandise vendors in fiscal 1994, resulting in the reduction of accounts payable from an abnormally high balance at January 29, 1994 due primarily from the timing of vendor payment due dates. The decline was partially offset by an increase in certain accrued liabilities and a decrease in accounts receivable in fiscal 1994.
        Net cash from investing activities for fiscal 1994 and 1993 provided $50.6 million and used $19.0 million, respectively. Uses of cash were principally for capital expenditures of $57.2 million and $39.3 million for fiscal 1994 and 1993, respectively, for additions to the Company's drug stores and Express Photo units and improvements to existing stores, and in addition, in fiscal year 1994 for the installation of point-of-sale product scanning equipment and satellite communication equipment. In fiscal 1994, a source of cash to the Company from investing activities was provided by the sales of the Insta-Care operations and the Vision Group operations. In fiscal 1993, the sale and leaseback arrangement of photo processing equipment provided a source of approximately $35.0 million in cash to the Company. Capital improvements planned for fiscal 1995, including those to be acquired under a deferred payment arrangement and through operating leases, are expected to total approximately $119 million. Funds for the planned cash capital expenditures are expected to come from cash flow from operating activities and available borrowings, if necessary.
        Financing activities for fiscal 1994 used $172.8 million primarily for the reduction of bank borrowings and the early retirement of $50.0 million of the 11.125% subordinated debentures. Financing activities for fiscal 1993 used $157.4 million primarily for costs of approximately $57.0 million associated with the Refinancing and for the redemption of the Company's $75.0 million 14.5% redeemable preferred stock and payment of $4.9 million of cash dividends on such stock, and the net repayment of $106.0 million of debt. These uses of funds were offset partially by $64.6 million of net proceeds from the IPOand a $28.7 million increase in bank debit balances.
        The Company anticipates that the combination of amortization of intangibles and interest on debt will have a negative impact upon future earnings and, to a lesser degree, cash flow from operating activities. The Company does not believe, however, that the impact of such planned amortization and interest expense upon earnings indicates a present or future impairment of liquidity.
        Based upon the Company's ability to generate cash flow from operating activities, the available unused portion of the revolving loan facility under the bank credit agreement and other existing sources, the Company believes that it will have the funds necessary to meet the principal and interest payments on its debt as they become due and to operate and expand its businesses.
        The payment of dividends and other distributions by the Company is subject to restrictions under certain of the financing agreements to which the Company is a party, including the bank credit agreement, the 9.25% senior subordinated notes and the 11.125% subordinated debentures. The Company currently does not plan to pay dividends on its Common Stock.


CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share amounts)
                                         January 28, January 29, and
January 30, respectively

                                                              1995
      1994          1993
Sales and other operating revenue (note 1(c))           $4,549,031
 4,190,539     3,887,027
Costs and expenses:
    Cost of sales, including store occupancy,
    warehousing, and delivery expense                    3,444,141
 3,175,375     2,896,479
    Operating and administrative expenses                  924,071
   857,980       855,165
                                                         4,368,212
 4,033,355     3,751,644
    Earnings before interest expense                       180,819
   157,184       135,383
Interest expense:
    Interest expense, net                                   87,838
   105,999       130,435
    Amortization of original issue discount
    and deferred debt expenses                               5,897
     7,216         6,969
    Total interest expense                                  93,735
   113,215       137,404
    Earnings (loss) before income taxes and
    extraordinary items                                     87,084
    43,969        (2,021)
Income tax expense (note 5)                                  8,753
     2,556         2,864
    Earnings (loss) before extraordinary items              78,331
    41,413        (4,885)
Extraordinary items:
    Early retirement of debt and preferred stock,
    net of tax benefit of $1,607 and $929 (note 4(a))      (30,523)
   (44,354)            -
    Tax effect of utilization of net operating loss
    carryforward (note 5)                                        -
         -           762
    Net earnings (loss) for the year                        47,808
    (2,941)       (4,123)
Preferred stock dividends                                        -
     4,924        10,815
    Net earnings (loss) attributable to common shares   $   47,808
    (7,865)      (14,938)
Earnings (loss) per common share:
    Earnings (loss) before extraordinary items          $     2.41
      1.24          (.59)
    Extraordinary items                                       (.94)
     (1.51)          .03
    Net earnings (loss)                                 $     1.47
      (.27)         (.56)

See accompanying notes to consolidated financial statements.


Consolidated Balance Sheets
(In thousands, except share amounts)
        January 28 and January 29, respectively

                            1995           1994

Assets
Current assets:
    Cash and short-term interest-bearing deposits plus accrued
interest                    $    8,898         12,110
    Receivables, less allowance for doubtful receivables of $3,000
and $5,000                  52,487         92,672
    Merchandise inventories
                         771,122        765,653
    Prepaid expenses and other current assets
                           2,366          6,232
    Total current assets
                         834,873        876,667
Property, plant and equipment, at cost:
    Land
                          17,814         19,260
    Buildings
                          74,002         73,404
    Furniture and equipment
                         306,962        282,736
    Transportation equipment
                          11,911         13,050
    Leasehold improvements
                         131,502        127,480

                         542,191        515,930
    Less accumulated depreciation
                         249,214        239,017
    Net property, plant and equipment
                         292,977        276,913
Excess of cost over net assets acquired, less accumulated
amortization of
    $16,715 and $15,083
                          27,667         31,594
Favorable lease interests, less accumulated amortization of $383,708
and $357,912             153,664        177,803
Unamortized debt expenses (note 4(a))
                          10,138         38,779
Other assets
                          23,028         18,381

                      $1,342,347      1,420,137

See accompanying notes to consolidated financial statements.


(In thousands, except share amounts)
        January 28 and January 29, respectively


                            1995           1994

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
    Bank debit balances
                      $   44,373         40,974
    Current installments of long-term debt (note 4)
                           1,452          1,905
    Accounts payable
                         287,551        363,136
    Accrued interest
                          19,246         17,749
    Accrued payroll
                          70,640         69,085
    Other accrued expenses (note 9)
                         131,322         77,230
    Total current liabilities
                         554,584        570,079
Other noncurrent liabilities (note 9)
                         124,944         76,094
Long-term debt, excluding current installments (note 4)
                         785,561        952,986
Stockholders' equity (deficit) (notes 1 and 6):
    Preferred stock of $.01 par value. Authorized 20,000,000 shares;
    none issued or outstanding
                               -              -
    Voting common stock of $.01 par value. Authorized 96,481,272 shares; issued 32,105,774 and 31,031,811
                             321            310
    Nonvoting common stock of $.01 par value. Authorized
    3,518,728 shares; issued 0 and 605,022 shares
                               -              6
    Capital in excess of par value
                         234,027        225,560
    Retained deficit
                        (357,090)      (404,898)
    Total stockholders' equity (deficit)
                        (122,742)      (179,022)
Commitments and related party transactions (notes 7 and 8)

                      $1,342,347      1,420,137

Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)                  Years ended
January 28, 1995, January 29, 1994, and January 30, 1993

         Capital                             Total
                                                Voting      Nonvoting
         in                            stockholders'
                                                common         common
      excess of         Retained           equity
                                                stock          stock
       par value         deficit          (deficit)
Balance at February 1, 1992                      $236            6
         153,500          (382,095)        (228,353)
Net loss for the year                               -            -
               -            (4,123)          (4,123)
14 1/2% preferred stock
    cash dividends                                  -            -
               -           (10,815)         (10,815)
Balance at January 30, 1993                       236            6
         153,500          (397,033)        (243,291)
Reclassification of common
    stock previously subject
    to put options                                 21            -
           7,279                 -            7,300
Common stock sold under
    employee stock option plan                      1            -
             272                 -              273
Common stock sold in public
    stock offering, net of
    expenses of sale                               52            -
          64,509                 -           64,561
Net loss for the year                               -            -
               -            (2,941)          (2,941)
14 1/2% preferred stock
    cash dividends                                  -            -
               -            (4,924)          (4,924)
Balance at January 29, 1994                       310            6
         225,560          (404,898)        (179,022)
Expenses for secondary public
    stock offering                                  -            -
            (953)                -             (953)
Common stock sold under
    employee stock option plan                      1            -
             952                 -              953
Contribution of common stock
    to profit sharing plan                          1            -
             895                 -              896
Issuance of 303,060 shares of
    common stock at $25.00 per share
    for drug store acquisition                      3            -
           7,573                 -            7,576
Conversion of nonvoting common
    stock to voting common stock                    6           (6)
               -                 -                -
Net income for the year                             -            -
               -            47,808           47,808
Balance at January 28, 1995                      $321            -
         234,027          (357,090)        (122,742)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)
January 28, January 29, and January 30, respectively


            1995              1994             1993
Cash flows from operating activities:
    Net earnings (loss) for the year
       $  47,808            (2,941)          (4,123)
    Adjustments to reconcile net earnings (loss) for the
    year to net cash provided by operating activities:
    Gain on sale of subsidiary
         (54,125)                -                -
    Reserve for store closing provision
          48,988                 -                -
    Extraordinary charge related to early retirement of debt
       and preferred stock
          32,130            45,283                -
    Depreciation and amortization
          77,794            85,660           92,759
    Amortization of original issue discount and
       deferred debt expenses
           5,897             7,216            6,969
    Decrease (increase) in receivables
          12,047           (13,867)            (633)
    Increase in merchandise inventories
         (22,621)          (35,455)         (19,104)
    Decrease (increase) in prepaid expenses and other
       current assets
           3,048            (3,408)           1,108
    Increase (decrease) in accounts payable and accrued expenses
         (31,978)           87,393            1,852
    Net cash provided by operating activities
         118,988           169,881           78,828
Cash flows from investing activities:
    Additions to property, plant and equipment*
         (57,246)          (39,327)         (51,389)
    Sale of property, plant and equipment
           4,253            37,942            3,303
    Net proceeds from sale of subsidiaries
         114,912                 -                -
    Sale/purchase of long-term investments (net)
               -             1,173            1,161
    Acquisition of certain drug store assets
          (5,253)          (14,314)         (30,475)
    Other
          (6,043)           (4,514)           1,437
    Net cash provided by (used in) investing activities
          50,623           (19,040)         (75,963)
Cash flows from financing activities:
    Increase (decrease) in bank debit balances
           3,399            28,743           (5,919)
    14 1/2% preferred stock cash dividends
               -            (4,924)         (10,815)
    Additions to long-term debt
           1,604             1,476            1,435
    Reductions of long-term debt
          (2,926)           (3,769)          (4,730)
    Net additions (reductions) under prior credit agreement
               -          (221,723)          34,913
    Net additions (reductions) under current credit agreement
        (120,816)          576,189                -
    Redemption of 141/2% preferred stock
               -           (75,000)               -
    Common stock sold in public stock offering, net of
    expenses of sale
               -            64,561                -
    Issuance of 91/4% senior subordinated notes
               -           200,000                -
    Redemption of 13% and 111/8% subordinated debentures
         (50,000)         (490,165)               -
    Redemption of senior notes
               -          (168,000)               -
    Other, including redemption fees and deferred financing costs
          (4,084)          (64,761)          (7,545)
    Net cash provided by (used in) financing activities
        (172,823)         (157,373)           7,339
Net increase (decrease) in cash and cash equivalents
          (3,212)           (6,532)          10,204
Cash and short-term interest-bearing deposits plus
    accrued interest at beginning of year
          12,110            18,642            8,438
Cash and short-term interest-bearing deposits plus
    accrued interest at end of year
       $   8,898            12,110           18,642

See accompanying notes to consolidated financial statements.
* Total capital expenditures for fiscal years 1994 and 1993 were $84,694 and $41,960, of which $27,448 and $2,633 were acquired under a deferred payment arrangement.


Notes to Consolidated Financial Statements
January 28, 1995, January 29, 1994, and January 30, 1993
(In thousands, except share amounts)
(1) Organization of Business
(a) Acquisitions and Merger. On April 30, 1986, all of the outstanding capital stock of Jack Eckerd Corporation (predecessor company) was acquired by certain affiliates of Merrill Lynch Capital Partners, Inc., affiliates of certain banks which provided a portion of the financing for the acquisition and certain members of management. The acquisition was accounted for using the purchase method of accounting. The cost of acquiring the capital stock was allocated to assets based on fair market values at April 30, 1986 as determined by American Appraisal Associates, Inc.
        The excess of cost over net assets acquired at May 1, 1986, as well as subsequent acquisitions, are being amortized on a straight-line basis over a period of 20 years.
        During 1992, 1993 and 1994, Eckerd Corporation (Company) purchased sixty-five drug stores (17 stores were closed subsequent to the acquisition) in four transactions at an aggregate cost of $51,302. The operations of such stores, which have been included in the consolidated financial statements from dates of acquisition, are not material to the Company and, accordingly, pro forma comparative operating numbers are not presented.
(b) Initial and Secondary Public Offerings. On August 12, 1993, the Company completed an initial public offering (IPO) in which it issued and sold 5,175,000 shares of its Common Stock par value $.01 per share (Common Stock) for $14.00 per share. In connection with the IPO, the Company amended its Restated Certificate of Incorporation to affect, among other things: (i) the reclassification of its Class A common stock and Class B common stock into Common Stock at certain specified rates (Reclassification); (ii) a 2-for-3 reverse stock split (Stock Split); (iii) the adoption of certain provisions, such as a classified board of directors and the prohibition of stockholder action by written consent, which could make non-negotiated acquisitions of the Company more difficult; and (iv) the change of the Company's name from "Jack Eckerd Corporation" to "Eckerd Corporation."
        On May 2, 1994, the Company completed an underwritten secondary offering of 3,199,056 shares of its common stock for $19.00 per share. The secondary offering only included shares owned by certain institutional stockholders. The Company did not receive any of the proceeds from the sale of shares of common stock; and was required to pay certain expenses of the secondary offering.

(c) Sales of Subsidiaries. On March 31, 1994, the Company closed on the sale of its Vision Group operations which were sold effective January 30, 1994 for an amount in cash and notes approximately equal to the book value of the related assets. In 1993, Vision Group sales were approximately $61,000 and earnings before interest and taxes were approximately $3,000.
        On November 15, 1994, the Company closed on the sale of its Insta-Care Pharmacy Services (Insta- Care) operations for a total consideration of $112,000 in cash. The net proceeds after certain closing adjustments was approximately $94,000. Insta-Care operations are included in the consolidated financial statements up to the closing date of the sale. In 1994, Insta-Care sales were approximately $89,000 and earnings before interest and income taxes were approximately $3,000. The Company recognized a gain on the sale of Insta-Care of $49,470, net of income taxes of $4,655. The gain of $54,125 before income taxes is reported in the consolidated statement of operations as part of sales and other operating revenue.

(2) Summary of Significant Accounting Policies
(a) Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in the consolidation.

(b) Definition of Fiscal Year. The fiscal year ends on the Saturday nearest January 31. Fiscal years 1994, 1993 and 1992 ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively, and consisted of 52 weeks.


(c) Merchandise Inventories. Inventories consist principally of merchandise held for resale and are based on physical inventories taken throughout the year. Inventories are stated at the lower of cost (last-in, first-out) or market. At January 28, 1995 and January 29, 1994, if the first-in, first-out method of valuing inventories had been used by the Company, inventories would have been higher than reported by approximately $76,900 and $66,100, respectively.

(d) Income Taxes. Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in income in the period that included the enactment.
        Previously, the Company accounted for income taxes under Accounting Principles Board Opinion No. 11, which did not give recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The adoption of SFAS No. 109 had no material effect on the Company's financial position or results of operations. Prior years' financial statements were not restated.

(e) Depreciation Policy and Maintenance and Repairs. Plant and equipment is depreciated principally by the straight-line method over the estimated useful lives of such assets. The principal lives used to compute depreciation are: Buildings 16-45; furniture and equipment 1-10; transportation equipment 1-8; and leasehold improvements 2-20.
        Maintenance and repairs are charged to expense as incurred. The Company's policy is to capitalize expenditures for renewals and betterments and to reduce the asset accounts and the related allowance for depreciation for the cost and accumulated depreciation of items replaced, retired or fully depreciated.

(f) Favorable Lease Interests. Favorable lease interests represent the present value of the excess of current market rents at dates of acquisition over the below market rents of leases acquired (principally store locations). Such costs are amortized by the interest method over the lives of the favorable leases averaging approximately twenty years.

(g) Unamortized Debt Expenses. Unamortized debt expenses represent underwriting discounts, professional fees and other costs related to the subordinated debentures and long-term debt refinancings (see note
4) which are amortized over the life of the debt instruments.

(h) Original Issue Debt Discount. Original issue debt discount is the difference between the principal amount of the subordinated debentures and their issue price to the public. Such discount, which is treated as a reduction of the principal amount of such debentures, is amortized to provide a level interest cost over the term of the debentures.

(i) Advertising Costs. Net advertising costs are expensed whenincurred and were $24,050, $26,758 and $45,918 for the years ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively.

(j) Reclassification. Certain amounts have been reclassified in the 1992 and 1993 financial statements to conform to the 1994 financial statement presentation.

(k) Supplemental Cash Flow Information. The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.
        During 1992, the Company converted debentures, which were held by certain members of management, totaling $8,092 to 1,304,289 shares of Common Stock.
        During 1994, the Company issued $7,576 of Common Stock in connection with the acquisition of certain drug stores.
        Cash paid for interest was $86,821, $120,329 and $128,896 for the years ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively.


       Cash paid for income taxes was $7,294, $1,273 and $1,816 for the years ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively.

(l) Earnings (Loss) Per Share. Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each fiscal year (32,431,719 in 1994, 29,392,805 in 1993 and 26,573,902 in 1992) restated for the August
12, 1993 Reclassification and Stock Split.

(3) Employees' Benefit Plans
(a) Profit Sharing Plan. The Company has in effect a noncontributory profit sharing plan which covers all regular, full-time employees. The Company makes annual contributions to the Plan at the discretion of the Company's Board of Directors. All funds are held by a bank as trustee under a trust agreement. Included in operating and administrative expenses are charges accrued for contributions to the Plan of $9,712, $8,765 and $7,433 for January 28, 1995, January 29,
1994 and January 30, 1993, respectively.
        Plan assets at fair value, consisting of fixed income securities, the Company's stock and listed stocks, amounted to approximately $201,400 for the plan year ended December 31, 1994.

(b) Pension Plans. The Company has in effect a noncontributory pension plan covering all full-time employees who qualify as to age and length of service. Benefits are computed based on the average annual compensation for the five consecutive years that produce the highest average during the final ten years of creditable service. The Company's policy is to fund the Plan in accordance with minimum Internal Revenue Service requirements.
        The Company accounts for pension costs in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."
        The funded status of the Company's pension plan at January 28, 1995 and January 29, 1994 was:

                       As of January 28 and January 29, respectively
                                                   1995         1994
                                              (Projected)
Accumulated benefit obligation
    (including vested benefits of $32,504
    and $24,210 at January 1, 1994
    (most recent valuation date) and at
    January 1, 1993, respectively)             $(36,482)     (36,829)
Effect of anticipated future compensation
    levels and other events                      (7,110)      (1,806)
Projected benefit obligation for service
    rendered to date                            (43,592)     (38,635)
Plan assets at fair value, consisting of
    fixed income securities and listed stocks    34,567       34,809
    Plan assets less than
        projected benefit obligation             (9,025)      (3,826)
Unrecognized prior service cost                  (1,508)      (1,281)
Unrecognized net loss                            11,223        7,304
Unrecognized net transition asset at
    January 1, 1987, which is
    being amortized over 13 years                (2,777)      (3,454)
    Accrued pension cost                       $ (2,087)      (1,257)

        Net periodic pension costs for the years ended January 28, 1995, January 29, 1994 and January 30, 1993 included the following (income) expense components:

    Years ended January 28, January 29, and January 30, respectively
                                        1995        1994        1993
Service costs (benefits earned
    during the period)               $ 3,552       2,818       1,300
Interest cost on projected
    benefit obligation                 3,159       2,548       2,245
Return on assets                      (3,411)     (3,271)     (2,707)
Amortization of prior service cost      (204)       (161)       (161)
Amortization of net transition asset    (677)       (677)       (677)
Amortization of net loss                 461           -           -
    Net periodic pension cost        $ 2,880       1,257           -


        Assumptions used in determining the accumulated and projected benefit obligations were:

Weighted average discount rate          8.25%        7.5%          9%
Weighted average long-term
    rate of return on assets               9%          9%          9%
Rate of compensation increases             5%          5%          5%


       The Company has in effect an Executive Supplemental Benefit Plan to provide additional income for its executives after their retirement as well as pre-retirement death benefits to beneficiaries of such executives. Annual benefits will generally be no greater than 25 percent of the participant's salary mid-point on the date the participant retires or separates from service with the Company.

(4) Long-Term Debt
       Long-term debt at January 28, 1995 and January 29, 1994 was:

                      As of January 28 and January 29, respectively
                                                 1995        1994

Term loans, due July 29, 2000 (a)            $434,373           -
Tranche A term loans, due July 31, 1999 (a)         -     429,948
Tranche B term loans, due June 15, 2000 (a)         -     141,741
Revolving credit and bankers acceptances (a)   21,000       4,500
91/4% senior subordinated notes due
    February 15, 2004, $200,000
    face amount (b)                           200,000     200,000
111/8% subordinated debentures due
    May 1, 2001, $95,500 and $145,500
    face amount, net of original issue
    discount of $6,542 and $10,943 (b) (c)     88,958     134,557
Variable rate demand industrial development
    revenue refunding bonds, due $8,250
    March 1, 2009 and $10,000 May 1, 2013 (d)  18,250      18,250
Other (principally notes secured by fixtures
    and equipment)                             24,432      25,895
    Total long-term debt                      787,013     954,891
Less amounts due within one year                1,452       1,905
    Amounts due after one year               $785,561     952,986

        The aggregate minimum annual maturities of long-term debt for the next five fiscal years are: 1995 - $30,091; 1996 - $77,187; 1997
- - $76,903; 1998 - $81,684; and 1999 - $91,231. Although the Term Loan
commitment requires a repayment of $28,640 during fiscal year 1995, the Company has excess availability under the revolving credit commitment, and accordingly, has not treated the 1995 required repayment as current.
        a) On June 15, 1993, the Company entered into a Credit Agreement which provided for (i) a $650,000 term loan facility consisting of a six-year amortizing Tranche A term loan facility of $500,000 (Tranche A Term Loans) and a seven-year amortizing Tranche
B term loan facility of $150,000 (Tranche B Term Loans); and (ii) a $300,000 six-year revolving credit facility ($30,000 of which was available as a swingline loan facility and $155,000 as a letter of credit and bankers' acceptance facility) (Revolving Loans).
        The Company used the proceeds of (i) Tranche A Term Loan borrowings of $500,000, (ii) Tranche B Term Loan borrowings of $150,000, and (iii) Revolving Loan borrowings of $70,000 to (a) repay in full all amounts outstanding under the prior credit agreement dated as of July 13, 1990, as amended, with Morgan Guaranty Trust Company of New York and other lenders, which consisted of a revolving credit facility and a term loan facility; (b) to prepay in full the Hancock Senior Notes and the 113/4% Senior Notes, (c) to deposit with a trustee an amount sufficient to satisfy and discharge in full all indebtedness under the Floating Rate Notes; (d) to redeem approximately $295,200 of the 13% Discount Subordinated Debentures
(the remaining $50,000 was subsequently redeemed with the proceeds from the issuance of the 91/4% Senior Subordinated Notes (note 4(b));
(e) to redeem the 141/2% Preferred Stock in full; and (f) to pay fees and expenses in connection with these transactions.
        An extraordinary charge of $44,354 (net of tax benefit of $929) was recognized during the year ended January 29, 1994 in connection with the early repayment of debt and preferred stock from the proceeds of the Credit Agreement, IPO and the Note issuance (note 4(b)).
        On August 3, 1994, the Company entered into a significant revision to the Credit Agreement. The new agreement provides for a total loan facility of $850,000. The new loan facility did not provide any additional proceeds to the Company, but it does provide improved pricing and increased operating flexibility with respect to acquisitions, capital expenditures and lease payments. The Revolving Loan facility was extended a year and increased to $350,000 (with the bank swingline loan facility and letter of credit and bankers' acceptance facility) and a six-year amortizing term loan facility
(Term Loan) combined the Tranche A and Tranche B Term Loan facilities and was reduced to $500,000.
        An extraordinary charge of $30,523 (net of tax benefit of $1,607) was recognized during the year ended January 28, 1995, principally from the write-off of unamortized debt expenses related to the significant revision of the Credit Agreement, as well as the early repayment of debt from a portion of the net proceeds from the sale of Insta-Care.


        The Term Loans and the Revolving Loans bear interest at various rates approximating, at the Company's option (i) Alternate Base Rate (ABR) (as defined) plus 1/2% or (ii) adjusted LIBOR plus 11/2%. The spread above ABR may decrease by 1/4 of 1% in two separate instances and the spread above LIBOR may decrease by 1/4 of 1% in three separate instances if certain ratios of funded debt to specified measures of earnings are achieved by the Company.
        Interest on ABR borrowings is payable quarterly. Interest on LIBOR borrowings is payable at the end of the relevant interest period (one, two, three or six month periods, except that with respect to six-month periods, interest shall be payable every three months). The Company is required to pay a commitment fee of 1/2 of 1% per annum on the undrawn amount of the revolving facilities and it may decrease by 1/8 of 1% in two separate instances if certain ratios of funded debt to specified measures of earnings are achieved by the Company. The Company is also required to pay letter of credit fees and bankers' acceptance fees.
        The Company has entered into interest rate cap agreements relating to the Credit Agreement. The cap agreements are for $200,000 and mature at various dates over the next three years. The cap agreements have an approximate 6% interest rate. At January 28, 1995, these agreements had a value to the Company of approximately $2,000 in excess of their carrying values.
        Principal of the Term Loans by fiscal year will be amortized on the following schedule: 1995 - $28,640; 1996 - $76,373; 1997 -
$76,373; 1998 - $81,147; 1999 - $90,693; and 2000 - $81,147.
        Principal of the Term Loans will be amortized in quarterly payments and mature in full on July 29, 2000. The Company has the right to prepay any borrowings under the Credit Agreement in whole or in part at any time.
        The Company is required to prepay borrowings under the Credit Agreement with (i) in any fiscal year, the excess of the aggregate net proceeds of dispositions of assets of the Company and its subsidiaries over $6,000; (ii) in any fiscal year, the net proceeds of any incurrence of debt (other than indebtedness permitted under the Credit Agreement); and (iii) 50% of all of the net proceeds of any equity issuance after net proceeds have been applied to redeem or repurchase the Company's 111/8% Subordinated Debentures. Prepayments are to be applied pro rata between outstanding Term Loans, applied pro rata among scheduled payments, and, after such loans are paid in full, to the swingline loans and then the Revolving Loans.
        The borrowings under the Credit Agreement are secured by a pledge of all capital stock of the Company's subsidiaries, as well as substantially all personal property, including inventory and accounts receivable and certain real property (as defined), contain certain restrictive covenants which provide limitations on the Company with respect to incurring debt, the incurring of liens, making investments in excess of $7,000, payment of dividends and purchase of shares of stock of the Company, consolidations and mergers, sale of assets, and transactions with affiliates. The Credit Agreement also requires the Company to satisfy certain financial ratios. At January 28, 1995, the Company was in compliance with these covenants.
        (b) On November 2, 1993, the Company issued $200,000 aggregate principal amount of 91/4% Senior Subordinated Notes (Notes) due February 15, 2004. The Notes are unsecured and subordinated to all existing and future senior debt (as defined) of the Company and are redeemable at the option of the Company, in whole or in part, at any time after February 15, 1999 at various redemption prices (as defined) plus accrued interest to the date of redemption. Interest is payable semi-annually on February 15 and August 15 of each year.
        The Company used the net proceeds from the issuance of the Notes to redeem the remaining $50,000 of the 13% Discount Subordinated Debentures and $145,000 of the 111/8% Subordinated Debentures (note 4(c)).
        (c) The 111/8% Subordinated Debentures are subordinated to all existing and future senior debt (as defined) of the Company, and are redeemable at the option of the Company, in whole or in part, at anytime at 100% of their principal amount plus accrued interest to the date of redemption. During 1993, $145,000 face amount of these subordinated debentures were redeemed by the Company (note 4(b)). During 1994, $50,000 face amount of these subordinated debentures were redeemed by the Company from a portion of the net proceeds from the sale of Insta-Care.

       (d) The variable rate demand industrial development revenue refunding bonds currently have an interest rate which is a daily rate established by First National Bank of Chicago and is indicative of current bid-side yields of high grade tax-exempt securities. At the Company's option, and under certain conditions, the interest rate may be changed to a monthly rate or a fixed rate. The bonds are secured by the related buildings, leases and letters of credit.

(5) Income Taxes
        Income tax expense before extraordinary items was:

   Years ended January 28, January 29, and January 30, respectively

                                      1995        1994        1993
Current:
    Federal                         $5,278       2,232       2,252
    State                            3,475         324         612
    Total                           $8,753       2,556       2,864

        For fiscal years 1994, 1993 and 1992, the income tax expense differs from amounts computed by applying the Federal statutory rates of 35% for the years ended January 28, 1995, and January 29, 1994 and 34% for the year ended January 30, 1993 to earnings (loss) before income taxes and extraordinary items. The actual tax differs from the expected tax (benefit) as follows:

   Years ended January 28, January 29, and January 30, respectively

                                     1995        1994        1993

Expected tax (benefit)            $30,479      15,389        (687)
State taxes, net of
 Federal benefit                    2,259         211         404
Changes in valuation allowance
    through the use of loss
    carryforwards                 (29,263)    (15,276)          -
Other                               5,278       2,232       3,147
                                  $ 8,753       2,556       2,864

        "Other" consists principally of alternative minimum tax for which no future benefit has been provided.
        In addition to alternative minimum tax credit carryforwards, the Company has Federal income tax loss carryforwards of approximately $218,000, which are available to offset future taxable income, if any, through 2008.
        The Company's Federal income tax returns have been examined through April 30, 1986 and any assessments have been paid or accrued. The Federal income tax returns for the fiscal periods ended January 31, 1987 and January 30, 1988 are currently being examined. The Company believes that an adequate provision for income taxes has been made for all open years.
        Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                      As of January 28 and January 29, respectively

                                               1995           1994
Deferred tax assets:
    Reserves and other liabilities          $23,880         16,104
    Amortization                              7,804          7,009
    Other                                     7,613          1,309
    Loss carryforwards                       82,745        125,377
    Credit carryforwards                      8,364          5,246
    Gross deferred tax assets               130,406        155,045
    Less valuation allowance                (94,176)      (108,958)
    Net deferred tax assets                 $36,230         46,087
Deferred tax liabilities:
    Inventory                               $23,481         22,091
    Fixed assets                             12,749         23,996
    Gross deferred tax liabilities          $36,230         46,087

        Upon adoption of SFAS No. 109, effective January 31, 1993, the Company determined a valuation allowance requirement in the amount of approximately $108,400.

(6) Stockholders' Equity
(a) Common Stock. The Company's authorized common stock consists of 100,000,000 shares of Common Stock, par value $.01 per share (of which 3,518,728 shares are Nonvoting Common Stock (Series I), par value $.01 per share).

(b) Preferred Stock. The Company's authorized preferred stock consists of 20,000,000 shares. The preferred stock is issuable in series with terms as fixed by the Board of Directors. No preferred stock has been issued.

(c) Stock Options. The Company has reserved 1,666,667 shares of its Common Stock for the granting of stock options and other incentive awards to officers, directors and key employees under the 1993 Stock Option and Incentive Plan of Eckerd Corporation. Options are granted at prices which are not less than the fair market value of a share of common stock on the date of grant. Commencing three years after the date of grant, all options are exercisable to the extent of 50%, with an additional 25% exercisable after each of the next two successive years. Unexercised options expire ten years after the date of grant. Options granted under prior plans were surrendered and granted under the terms of the 1993 plan. Shares under option and option prices have been adjusted to reflect the Reclassification and the Stock Split (note 1(b)).
        As of January 28, 1995, January 29, 1994 and January 30, 1993, 229,177, 222,668 and 363,451 shares of Common Stock were availale for grant. At January 28, 1995, options for 349,860 shares of Common Stock were exercisable at $.56 - $14.00 per share. At January 29, 1994, options for 450,393 shares of Common Stock were exercisable at $.56 - $14.00 per share. At January 30, 1993, options for 490,777 shares of Common Stock were exercisable at $.56 - $30.00 per share.
        A summary of changes during the years ended January 28, 1995, January 29, 1994 and January 30, 1993 is set forth below:

                                      Shares under      Option
                                         option         prices


    Outstanding February 1, 1992         672,467    $  .56- $37.50
    Granted                               44,392    $27.00- $31.47
    Exercised                            (24,100)   $ 5.64- $26.75
    Cancelled                             (5,799)   $ 5.16- $36.00
    Outstanding January 30, 1993         686,960    $  .56- $37.50
    Granted                              855,915    $10.00- $14.00
    Exercised                            (74,395)   $ 5.64- $ 9.23
    Cancelled                            (61,476)   $ 5.64- $36.00
    Outstanding January 29, 1994       1,407,004    $  .56- $14.00
    Granted                               85,500    $14.00- $29.25
    Exercised                           (124,499)   $  .56- $14.00
    Cancelled                            (92,009)   $  .56- $24.63
    Outstanding January 28, 1995       1,275,996    $  .56- $29.25

        Options previously granted at prices greater than $14.00 per share were modified to $14.00 per share at the date of the IPO.

(7) Commitments
        The Company conducts the major portion of its retail operations from leased store premises under leases that will expire within the next 25 years. Such leases generally contain renewal options exercisable at the option of the Company. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.
        The rental expense for the years ended January 28, 1995, January 29, 1994 and January 30, 1993 was:

   Years ended January 28, January 29, and January 30, respectively

                                     1995        1994        1993

    Minimum rentals              $111,845     111,072     104,536
    Percentage rentals             20,971      18,369      16,938
                                 $132,816     129,441     121,474

        At January 28, 1995, minimum rental commitments for the next five fiscal years and thereafter under noncancelable leases were as follows: 1995 - $100,802; 1996 - $96,644; 1997 - $90,968; 1998 -
$78,618; 1999 - $71,277; and thereafter - $444,054. These amounts include approximately 90 under-performing drug stores to be closed
(note 9).
        In 1987, the Company entered into an operating lease agreement for 72 stores with a third-party lessor established by an affiliate of Merrill Lynch & Co. (which, through affiliated entities, controls approximately 39% of the Company's common stock). The lease agreement has certain restrictive covenants, which, upon violation by the Company, gives the lessor the right to require the lessee to purchase the leased stores at the remaining balance of the lease contract. At January 28, 1995, the balance subject to the repurchase terms is $36,910. At January 28, 1995, the Company was in compliance with these covenants.
        During 1994 and 1993, the Company sold certain photo processing equipment to an unrelated third party for approximately $11,900 and $35,000, respectively, and entered into five-year leases with respect to such equipment. No gain or loss was recorded in connection with these transactions. Annual lease payments of $9,785 are required over the term of the leases.


        During 1993, the Company and Integrated Systems
Solutions Corporation (ISSC) entered into a Systems Operations Service Agreement (Service Agreement) pursuant to which ISSC will manage the Company's entire information systems operation, including the implementation of a new point-of-sale system with scanning capabilities. The Service Agreement has a ten year term and the total payments to be made by the Company are expected to be between $400,000 and $440,000 over such term, depending on the optional services utilized. A portion of these payments is being accounted for as capital expenditures. As of January 28, 1995, the Company has acquired $52,428 of equipment, of which $30,081 has been acquired under a deferred payment arrangement.

(8) Transactions With Related Parties
        In April 1989, the Company entered into a "Master Lease" agreement with a third-party lessor established by an affiliate of Merrill Lynch & Co. (which, through affiliated entities, controls approximately 39% of the Company's common stock) whereby such lessor would finance the acquisition of store sites and the construction of buildings and acquisition of equipment. As of January 28, 1995, there were 12 stores leased under the agreement with an aggregate cost of approximately $18,400. The Company pays the Merrill Lynch affiliate a structure fee of 1% of the cost of land, buildings and equipment financed under the Master Lease plus an administration fee. The Company paid the Merrill Lynch affiliate fees aggregating $43, $44 and $45 for the years ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively.
        In July 1989, the Company entered into a Placement Agency Agreement with an affiliate of Merrill Lynch & Co. whereby such affiliate would act as exclusive placement agent for the private placement of up to a maximum of $200,000 at any one time, of unsecured notes. The Company did not issue any of these unsecured notes during the years ended January 28, 1995 and January 29, 1994. There were no notes outstanding under this facility at January 28, 1995 and January 29, 1994.
        During 1993, Merrill Lynch & Co., as one of the representatives of the underwriters in the IPO, received underwriting commissions and related fees of $1,847. In addition, as sole underwriter in the issuance of the Notes, Merrill Lynch & Co. received approximately $4,000 in underwriting discounts from the Company.
        During 1994, Merrill Lynch & Co. acted as financial advisors to the Company in connection with the sale of Insta-Care and received a fee of $1,417 for its services.

(9) Store Closing Charges
        In prior years, the Company's accounting policy was to record the loss related to store closings upon the closing of the store. In the current year, the Company changed its accounting policy for closed stores to record the loss at the time the decision is made to close the store, in accordance with Emerging Issues Task Force Issue No. 94-3.
        In the fourth quarter of 1994, the Company established a $48,988 provision for future drug store closings. In addition to the small number of stores the Company will close in the normal course of business, the Company plans to accelerate the closing of approximately 90 geographically dispersed under-performing stores over the next 12 to 18 months. The total charge of $48,988 is included in operating and administrative expenses on the consolidated statement of operations. Of the total charge, approximately $31,000 relates to lease settlements and obligations and other expenses to be incurred subsequent to the store closings. The remaining charge of approximately $18,000 is for the write-off of impaired assets which includes inventory liquidation and the write-off of intangible and fixed assets. The effect of this accounting change on prior periods is immaterial.


Independent Auditors' Report

The Board of Directors
Eckerd Corporation and Subsidiaries:


        We have audited the accompanying consolidated balance sheets of Eckerd Corporation and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended January 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eckerd Corporation and subsidiaries at January 28, 1995 and January 29, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended January 28, 1995, in conformity with generally accepted accounting principles.
        As described in note 9, the Company changed its accounting policy in the current year related to the timing of the recognition of closed store obligations.



KPMG Peat Marwick LLP
Tampa, Florida
March 20, 1995


Quarterly Information (Unaudited)
(Dollars in thousands, except per share amounts)
                             Fiscal 1994 Quarters Ended


04/30/94        07/30/94         10/29/94         01/28/95
Financial Information
    Sales and other operating revenue
$1,126,806       1,057,924        1,061,704        1,302,597
    Cost of sales, including store occupancy,
     warehousing and delivery expense
856,694         811,315          822,181          953,951
    Operating and administrative expenses
217,846         215,767          215,476          274,982
    Interest expense
23,901          24,491           23,410           21,933
    Earnings before income taxes
    and extraordinary item
28,365           6,351              637           51,731
    Income taxes
1,420             330               32            6,971
    Earnings before extraordinary item
26,945           6,021              605           44,760
    Extraordinary item-early retirement
    of debt, net of tax benefit
    -               -          (26,620)          (3,903)
    Net earnings (loss) available to common shares              $
26,945           6,021          (26,015)          40,857
    Earnings before extraordinary
    item per common share                                       $
  .84             .19              .02             1.36
    Net earnings (loss) per common share                        $
  .84             .19             (.80)            1.24
    Weighted average common shares outstanding
32,224          32,246           32,422           32,835

Market Price Per Share Information
    High                                                        $
   24           251/4            311/2               32
    Low
181/2           181/8            231/4            253/8

(Dollars in thousands, except per share amounts)

                             Fiscal 1993 Quarters Ended


05/01/93        07/31/93         10/30/93         01/29/94
Financial Information
    Sales and other operating revenue
$1,055,152        981,195           972,675        1,181,517
    Cost of sales, including store occupancy,
    warehousing and delivery expense
793,329        742,672           744,906          894,468
    Operating and administrative expenses
210,420        209,526           212,200          225,834
    Interest expense
32,660         30,870            25,161           24,524
    Earnings (loss) before income taxes
    and extraordinary item
18,743         (1,873)           (9,592)          36,691
    Income taxes
  923          1,332              (455)             756
    Earnings (loss) before extraordinary item
17,820         (3,205)           (9,137)          35,935
    Extraordinary item-early retirement
    of debt and preferred stock, net of tax benefit
    -        (27,663)           (2,421)         (14,270)
    Net earnings (loss)
17,820        (30,868)          (11,558)          21,665
    Preferred stock dividends
2,708          2,216                 -                -
    Net earnings (loss) available to common shares              $
15,112        (33,084)          (11,558)          21,665
    Earnings (loss) before extraordinary
    item per common share                                       $
  .56           (.20)             (.29)            1.12
    Net earnings (loss) per common share                        $
  .56          (1.25)             (.37)             .68
    Weighted average common shares outstanding
26,917         26,505            31,606           32,073

Market Price Per Share Information
    High                                                        $
    -              -                18            203/4
    Low
    -              -             123/4            133/4

    The Company's stock is listed on the New York Stock Exchange (Symbol: ECK) and started trading August 6, 1993. The approximate number of shareholders of record on March 31, 1995 was 937.
    The Company is subject to restrictive covenants under its bank credit agreement and its 91/4% senior subordinated notes which restrict the payment of dividends. The Company has not paid or declared any dividend distributions on its common stock.
    Earnings (loss) per common share are computed independently for each of the quarters. Therefore, the sum of the quarterly earnings per share may not equal the annual earnings (loss) per common share.
    All quarters reflect the reclassification of previously issued Class A and Class B common stock into Common Stock, a 2-for-3 reverse stock split and the exchange of EDS Holdings Inc. common stock and merger into the Company.
    The third quarter of fiscal 1994 was restated to recognize an extraordinary item of $26,620 (net of a tax benefit of $1,402) for the write-off of unamortized debt expenses related to the significant revision of the Company's bank credit agreement.