Form 10-K, Exhibit 13
period 1996-02-03
ECKERD CORP
filed 1996-04-30
CIK 31364

EXHIBIT 13
Five Year Financial Operating Summary

(In thousands, except per share amounts                Fiscal years ended February 3, January 28, January 29, January 30
 and drug stores)                                                                   and February 1, respectively (1) (2)

                                                      1996            1995           1994            1993         1992
Summary of Operations Data:
   Sales and other operating revenue              $4,997,073      4,589,517(3)    4,228,747      3,923,750    3,774,852
   Cost of sales, including store
     occupancy, warehousing and
     delivery expense                              3,874,723      3,484,627       3,213,583      2,933,202    2,773,545
   Operating and administrative
     expenses                                        922,131        924,071(3)      857,980        855,165      854,209
   Earnings before interest expense                  200,219        180,819         157,184        135,383      147,098
   Net interest expense                               76,836         93,735         113,215        137,404      143,194
   Earnings (loss) before income taxes
     and extraordinary items                         123,383         87,084          43,969         (2,021)       3,904
   Income tax expense                                 20,600          8,753(3)        2,556          2,864        2,927
   Earnings (loss) before extraordinary
     items                                           102,783         78,331          41,413         (4,885)         977
   Extraordinary item-early retirement
     of debt and preferred stock,
     net of tax benefit                               (9,306)       (30,523)        (44,354)            --           --
   Extraordinary item-tax effect of
     utilization of net operating loss
     carryforward                                         --             --              --            762        1,680
   Net earnings (loss) for the year                   93,477         47,808          (2,941)        (4,123)       2,657
   Preferred stock dividends                              --             --           4,924         10,815       10,823
   Net earnings (loss) available
     to common shares                             $   93,477         47,808          (7,865)       (14,938)      (8,166)
   Earnings (loss) before extraordinary
     items per common share                       $     1.50           1.21             .62           (.30)        (.19)
   Net earnings (loss) per common share           $     1.36            .74            (.13)          (.28)        (.16)
   Dividends per common share                     $       --             --              --             --           --
   Weighted average common shares
     outstanding                                      68,606         64,863          58,786         53,148       51,354

Balance Sheet Data:
   Working capital                                $  320,618        280,289         306,588        367,027      328,617
   Total assets                                    1,490,699      1,342,347       1,420,137      1,418,922    1,412,249
   Long-term debt (4)                                702,818        787,013         954,891      1,048,222    1,023,106
   Preferred stock                                        --             --              --         75,000       75,000
   Stockholders' equity (deficit)                     54,741       (122,742)       (179,022)      (243,291)    (228,353)

Drug Store Data:
   Stores open at end of year                          1,715          1,735           1,718          1,696        1,675
   Comparable store sales growth                         8.8%           8.1             6.1            3.1          5.7

Notes:
(1) Years ended the Saturday nearest January 31. All fiscal years include 52 weeks of operations except fiscal year ended February 3, 1996 which includes 53 weeks of operations.
(2) All fiscal years have been restated to reflect the two-for-one stock split effected in the form of a stock dividend declared April 1, 1996 (payable May 13, 1996). Fiscal years prior to January 29, 1994 have been restated to reflect the reclassification of previously issued Class A and Class B common stock into Common Stock, to reflect a two-for-three reverse stock split and the exchange of EDS Holdings Inc. common stock and merger into the Company.
(3) Sales and other operating revenue includes $54,125 and income tax expense includes $4,655 from the gain on the sale of Insta-Care Pharmacy Services and operating and administrative expenses includes a $48,988 charge for future store closings.
(4)  Includes current installments.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Condensed Consolidated Statements of Operations
(In thousands)                          1995 Fiscal Year        1994 Fiscal Year                1993 Fiscal Year
                                        Ended February 3,       Ended January 28,               Ended January 29,
                                             1996                      1995                            1994
                                                          As Reported    As Adjusted(1)    As Reported    As Adjusted(2)
Sales and other operating revenue         $4,997,073       4,589,517       4,446,728        4,228,747       4,060,614
Cost of sales                              3,874,723       3,484,627       3,425,860        3,213,583       3,104,734
Operating and administrative expenses        922,131         924,071         849,253          857,980         805,603
Earnings before interest expense             200,219         180,819         171,615          157,184         150,277
Interest expense                              76,836          93,735          93,735          113,215         113,215
Income tax expense                            20,600           8,753           3,895            2,556           2,155
Earnings before extraordinary items          102,783          78,331          73,985           41,413          34,907
Extraordinary items                           (9,306)        (30,523)        (30,523)         (44,354)        (44,354)
Net earnings (loss) for the year          $   93,477          47,808          43,462           (2,941)         (9,447)

(1) Sales and other operating revenue excludes $54.1 million from the gain on the sale of Insta-Care Holdings, Inc. ("Insta-Care"), as well as $88.7 million of Insta-Care sales prior to the disposition. Cost of sales, operating and administrative expenses and income tax expense exclude $58.8 million, $25.8 million and $4.9 million of expenses related to Insta-Care's operations and sale. Operating and administrative expenses also exclude a charge of $49.0 million for future store closings.
(2) Sales and other operating revenue excludes $168.1 million for the Vision Group and Insta-Care operations prior to disposition. Cost of sales, operating and administrative expenses and income tax expense exclude $108.8 million, $52.4 million and $0.4 million of expenses related to the Vision Group and Insta-Care operations.

Results of Operations
Fiscal Year 1995 compared with Fiscal Year 1994
        The preceding as adjusted condensed consolidated statement of operations for fiscal 1994 and the following management's discussion and analysis exclude the items noted above in footnote (1) to the condensed consolidated statement of operations to eliminate the operations and gain on the sale of Insta-Care (sold effective November 15, 1994) and exclude the charge for accelerated future store closings.
        The Company's sales and other operating revenue for fiscal 1995 were $5.0 billion, a 12.4% increase over fiscal 1994. Sales benefited from significant increases in both prescription and front end sales. Also contributing to the increased sales were revenues from Florida drug stores acquired from Rite Aid (the "Florida Rite Aid Acquisition") and from one additional week in fiscal 1995 which was a 53 week year compared to fiscal 1994 which was a 52 week year. For fiscal 1995, prescription sales were $2.7 billion, a 19.6% increase over fiscal 1994. In addition, front end sales increased to $2.3 billion, a 5.1% increase over fiscal 1994.
        Comparable drug store sales (stores open for one year or more, excluding relocated stores open less than one year) for identical periods increased 8.8% during fiscal 1995 compared to an 8.1% increase in fiscal 1994. The increase in comparable drug store sales was primarily attributable to the increase in sales of prescription drugs. Comparable drug store sales growth was also positively affected by increased sales of non-prescription items in the health, greeting card, convenience food and photofinishing categories.
        Prescription sales as a percentage of drug store sales was 53.7% for fiscal 1995 compared with 50.5% for fiscal 1994. The growth in prescription sales was primarily the result of increased managed care prescription sales, the Company's competitive cash pricing strategy and the Florida Rite Aid Acquisition. Additionally, these sales benefited from a higher incidence of cough, cold and flu virus during both the first and fourth quarters of fiscal 1995 compared to fiscal 1994. Managed care prescription sales represented 70.6% and 64.6% of the Company's prescription sales in fiscal 1995 and 1994, respectively. The Company expects prescription sales to managed care payors, in terms of both dollar volume and as a percentage of total prescription sales, to continue to increase in fiscal 1996 and for the foreseeable future. Managed care payors typically negotiate lower prescription prices than those of non-managed care prescriptions, resulting in decreasing gross profit margins on the Company's prescription sales. However, contracts with managed care payors generally increase the volume of prescription sales and gross profit dollars.
        Cost of sales and related expenses in fiscal 1995 were $3.9 billion, a 13.1% increase over fiscal 1994. As a percentage of sales, cost of sales and related expenses were 77.5% and 77.0% for fiscal 1995 and 1994, respectively. The increase in cost of sales and related expenses as a percentage of sales resulted primarily from the continued increase in managed care prescription sales, which generally have lower gross profit margins than non-managed care prescription sales. The LIFO charge was $15.0 million in fiscal 1995 compared to $10.8 million in fiscal 1994.
        Operating and administrative expenses in fiscal 1995 were $922.1 million, an 8.6% increase over fiscal 1994. As a percentage of sales, operating and administrative expenses were reduced to 18.5% for fiscal 1995 from 19.1% for fiscal 1994. The decrease in operating and administrative expenses in fiscal 1995 as a percentage of sales resulted primarily from operating efficiencies related to the higher sales (including benefits derived from closing certain under-performing stores) and cost controls which helped produce lower costs as a percentage of sales in such expense categories as payroll and insurance.
        Earnings before interest expense, income taxes and extraordinary items in fiscal 1995 were $200.2 million, a 16.7% increase over fiscal 1994. The increase in earnings before interest expense, income taxes and extraordinary items was due primarily to the increase in gross profit dollars as a result of higher sales and other operating revenue and the decrease in operating and administrative expenses as a percentage of sales due to improved productivity and expense control in fiscal 1995 compared to fiscal 1994.
        Total interest expense was $76.8 million in fiscal 1995, a decrease of 18.0% from fiscal 1994. The decrease in interest expense was due to lower average borrowings in fiscal 1995, due primarily to paydowns of borrowings from net proceeds from the sale of non-retail drug store operations, lower bank loan interest spreads and the early retirement of high interest cost subordinated debentures.
        Income tax expense was $20.6 million (17% effective rate) and $3.9 million (5% effective rate) in fiscal 1995 and 1994, respectively. Income tax expense in both fiscal years represents alternative minimum tax and state income taxes for the Company, and reflects the utilization of net operating loss carryforwards.
       As a result of the foregoing factors, the Company had earnings before extraordinary items of $102.8 million in fiscal 1995 compared to earnings on an adjusted basis before extraordinary items of $74.0 million in fiscal 1994, an increase of $28.8 million or 38.9%, and net income more than doubled to $93.5 million in fiscal 1995 compared to $43.5 million on an adjusted basis in fiscal 1994, a $50.0 million increase.
        The Company had extraordinary items of $9.3 million (net of tax benefit of $1.9 million) and $30.5 million (net of tax benefit of $1.6 million) in fiscal 1995 and 1994, respectively. The extraordinary items in fiscal 1995 and 1994 are primarily from the write-off of deferred costs related to the significant revisions of the bank credit agreement, as well as the write-off of deferred costs and original issue discount from the early retirement of $95.5 million in 1995 and $50.0 million in 1994 of the 11.125% subordinated debentures.

Fiscal Year 1994 compared with Fiscal Year 1993
        The following fiscal 1994 comparison is based on the preceding as adjusted condensed consolidated statements of operations and footnotes for fiscal 1994 and fiscal 1993. The fiscal 1994 results exclude the operations and gain on the sale of Insta-Care and the charge for accelerated future store closings. The fiscal 1993 results exclude the Company's Vision Group (sold effective January 30, 1994) and Insta-Care operations.
        The Company's sales and other operating revenue for fiscal 1994 were $4.4 billion, a 9.5% increase over fiscal 1993. Sales benefited from significant increases in prescription sales and increases in front end sales. For fiscal 1994, prescription sales were $2.2 billion, a 15.2% increase over fiscal 1993. In addition, front end sales increased to $2.2 billion, a 4.2% increase over fiscal 1993.
        Comparable drug store sales (stores open for one year or more) increased 8.1% during fiscal 1994 compared to a 6.1% increase in fiscal 1993. The increase in comparable drug store sales was primarily attributable to the increase in sales of prescription drugs. Comparable drug store sales growth was also positively affected by increased sales of non-prescription categories such as health, toiletries, convenience food and photofinishing items resulting from increased marketing emphasis and shelf space for these categories.

        Prescription sales as a percentage of drug store sales was 50.5% for fiscal 1994 compared with 48.0% for fiscal 1993. The growth in prescription sales was primarily the result of increased managed care prescription sales and the Company's competitive cash pricing strategy. These sales were strong despite a lower incidence of cough, cold and flu virus during the first and fourth quarters of fiscal 1994 compared to fiscal 1993. Managed care prescription sales represented 64.6% and 58.0% of the Company's prescription sales in fiscal 1994 and 1993, respectively.
        Cost of sales and related expenses in fiscal 1994 were $3.4 billion, a 10.3% increase over fiscal 1993. As a percentage of sales, cost of sales and related expenses were 77.0% and 76.5% for fiscal 1994 and 1993, respectively. The increase in cost of sales and related expenses as a percentage of sales resulted primarily from the continued increase in managed care prescription sales which generally have lower gross profit margins than non-managed care prescription sales. The LIFO charge was $10.8 million in fiscal 1994 compared to $8.5 million in fiscal 1993.
        Operating and administrative expenses in fiscal 1994 were $849.3 million, a 5.4% increase over fiscal 1993. As a percentage of sales, operating and administrative expenses were reduced to 19.1% for fiscal 1994 from 19.8% in fiscal 1993. The decrease in operating and administrative expenses in fiscal 1994 as a percentage of sales resulted primarily from the economies of scale related to the higher sales and cost controls which helped produce lower costs as a percentage of sales in such expense categories as payroll, insurance and supplies.
        In the fourth quarter of fiscal 1994, the Company decided to accelerate the closing of approximately 90 geographically dispersed, under-performing stores, and established a $49.0 million reserve for future store closings. These closings were in addition to the small number of stores the Company closes in the normal course of business. The $49.0 million reserve included approximately $27.0 million for lease settlements and obligations, approximately $4.0 million for severance and other expenses directly related to the store closings, and approximately $18.0 million for the write-off of impaired assets which include inventory liquidation and the write-off of intangible and fixed assets.
        Earnings before interest expense, income taxes and extraordinary items in fiscal 1994 were $171.6 million, a 14.2% increase over fiscal 1993. The increase in earnings before interest expense, income taxes and extraordinary items was due primarily to the increase in gross profit dollars as a result of higher sales and other operating revenue and the decrease in operating and administrative expenses as a percentage of sales in fiscal 1994 compared to fiscal 1993.
        Total interest expense was $93.7 million in fiscal 1994, a decrease of 17.2% from fiscal 1993. The decrease was due primarily to the lower cost of debt to the Company resulting from fiscal 1993's refinancing, initial public offering of stock and 9.25% senior subordinated note issuance and the bank credit agreement revision which provided improved pricing. In addition, the decrease in interest expense was due to lower average borrowings in fiscal 1994, due primarily to paydowns of borrowings from net proceeds from the sale of Vision Group and Insta-Care operations, partially offset by the numerous marketplace interest rate increases during fiscal 1994.
        Income tax expense was $3.9 million and $2.2 million in fiscal 1994 and 1993, respectively. Income tax expense in both fiscal years represents alternative minimum tax and state income taxes for the Company, and reflects the utilization of net operating loss carryforwards.
        As a result of the foregoing factors, the Company had earnings on an adjusted basis before extraordinary items of $74.0 million in fiscal 1994 compared to $34.9 million in fiscal 1993, an increase of $39.1 million or 111.9%, and net income of $43.5 million in fiscal 1994 compared to a net loss before $4.9 million of preferred dividends of $9.4 million in fiscal 1993, a $52.9 million increase.
        The Company had extraordinary items of $30.5 million (net of tax benefit of $1.6 million) and $44.4 million (net of tax benefit of $0.9 million) in fiscal 1994 and 1993, respectively. The extraordinary item in fiscal 1994 is primarily from the write-off of deferred costs related to the significant revision of the bank credit agreement, as well as the write-off of deferred costs and original issue discount from the early retirement of $50.0 million of the 11.125% subordinated debentures. The extraordinary item in fiscal 1993 is primarily from the write-off of deferred costs and original issue discount from the early retirement of a portion of the

11.125% subordinated debentures, all of the 13% subordinated debentures and the redemption of the 14.5% preferred stock.

Liquidity and Capital Resources
        On November 29, 1995, the Company entered into a significant revision of the bank credit agreement. The revised agreement provides for a total loan facility of $750.0 million. The revolving loan facility was increased to $500.0 million and the term loan facility was reduced to $250.0 million to be amortized equally over five years. Although the revision did not provide any additional proceeds to the Company, it does provide improved pricing and increased operating flexibility with respect to acquisitions and term loan amortization.
        At February 3, 1996, the Company had approximately $230.0 million outstanding under the term loan facility, $230.0 million outstanding under the revolving loan facility and $184.4 million available for borrowing under the revolving loan facility portion of the bank credit agreement which is net of $85.6 million of letters of credit. Pursuant to the bank credit agreement, the Company is required to make scheduled payments of the outstanding principal amount of the term loan facility in quarterly payments. Prepayments made pursuant to the bank credit agreement are applied pro rata among the remaining scheduled term loan principal payments. The bank credit agreement matures in November 2000.
        On February 3, 1996, the Company had working capital of $320.6 million and a current ratio of 1.5 to 1 compared to $280.3 million and 1.5 to 1 at January 28, 1995. Cash flow provided by operating activities increased $45.3 million to $164.3 million for fiscal 1995 compared with $119.0 million for fiscal 1994. The increase was principally attributable to higher net earnings which increased $45.7 million during fiscal 1995 partially offset by a reduction of $20.9 million in non-cash extraordinary charges related to the early retirement of debt and significant revisions to the bank credit agreement. Depreciation and amortization including original issue discount amortization increased $2.9 million in 1995 to a total of $86.6 million. Working capital items, including receivables, inventory, other assets, accounts payable and accrued expenses, combined to use operating cash of $27.0 million in fiscal 1995 compared to a source of cash of $9.5 million in fiscal 1994, an increase in use of funds of $36.5 million.
        Net cash from investing activities for fiscal 1995 and 1994 used $171.5 million and provided $50.6 million, respectively. Uses of cash were principally for capital expenditures of $109.8 million and $57.2 million for fiscal 1995 and 1994, respectively, for additions to the Company's drug stores and Express Photo units and improvements to existing stores and for the installation of point-of-sale product scanning equipment. Fiscal 1995 also included the acquisition of $76.9 million in drug store assets primarily as a result of the Florida Rite Aid Acquisition. In fiscal 1994, a source of cash to the Company from investing activities was provided by the sales of the Insta-Care and Vision Group operations. Capital improvements planned for fiscal 1996, including those to be acquired under a deferred payment arrangement and through operating leases, are expected to total approximately
$130 million. Funds for the planned cash capital expenditures are expected to come from cash flow from operating activities and available borrowings, if necessary.
        Financing activities for fiscal 1995 provided $6.2 million. Proceeds from the sale of common stock of $82.4 million combined with increased bank debit balances of $15.2 million at year end together offset the redemption of the remaining $95.5 million of 11.125% subordinated debentures. Financing activities for fiscal 1994 used $172.8 million primarily for the reduction of bank borrowings and the early retirement of $50.0 million of the 11.125% subordinated debentures.
        Based upon the Company's ability to generate cash flow from operating activities, the available unused portion of the revolving loan facility under the bank credit agreement and other existing sources, the Company believes that it will have the funds necessary to meet the principal and interest payments on its debt as they become due and to operate and expand its business.
        The payment of dividends and other distributions by the Company is subject to restrictions under certain of the financing agreements to which the Company is a party, including the bank credit agreement and the 9.25% senior subordinated notes. The Company currently does not plan to pay dividends on its common stock.

Consolidated Statements of Operations
(In thousands, except per share amounts)                            February 3, January 28 and January 29, respectively
                                                                              1996           1995            1994

Sales and other operating revenue (note 1(c))                              $4,997,073      4,589,517       4,228,747
Costs and expenses:
    Cost of sales, including store occupancy, warehousing
      and delivery expense                                                  3,874,723      3,484,627       3,213,583
    Operating and administrative expenses  (note 9)                           922,131        924,071         857,980
                                                                            4,796,854      4,408,698       4,071,563
          Earnings before interest expense                                    200,219        180,819         157,184
Interest expense:
    Interest expense, net                                                      75,030         87,838         105,999
    Amortization of original issue discount
      and deferred debt expenses                                                1,806          5,897           7,216
          Total interest expense                                               76,836         93,735         113,215
          Earnings before income taxes and extraordinary items                123,383         87,084          43,969
Income tax expense (note 5)                                                    20,600          8,753           2,556
          Earnings before extraordinary items                                 102,783         78,331          41,413
Extraordinary items:
    Early retirement of debt and preferred stock,
      net of tax benefit of $1,907, $1,607 and $929 (note 4)                   (9,306)       (30,523)        (44,354)
          Net earnings (loss) for the year                                     93,477         47,808          (2,941)
Preferred stock dividends                                                          --            --            4,924
          Net earnings (loss) attributable to common shares                $   93,477         47,808          (7,865)
Earnings (loss) per common share:
    Earnings before extraordinary items                                    $     1.50           1.21             .62
    Extraordinary items                                                          (.14)          (.47)           (.75)
          Net earnings (loss)                                              $     1.36            .74            (.13)

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(In thousands, except share amounts)                                             February 3 and January 28, respectively
                                                                                           1996             1995
Assets
Current assets:
    Cash                                                                                $    7,922            8,898
    Receivables, less allowance for doubtful receivables of $3,000                          70,137           52,487
    Merchandise inventories                                                                835,551          771,122
    Prepaid expenses and other current assets                                                4,396            2,366
            Total current assets                                                           918,006          834,873
Property, plant and equipment, at cost:
    Land                                                                                    17,420           17,814
    Buildings                                                                               73,955           74,002
    Furniture and equipment                                                                368,251          306,962
    Transportation equipment                                                                14,225           11,911
    Leasehold improvements                                                                 160,172          131,502
                                                                                           634,023          542,191
      Less accumulated depreciation                                                        282,974          249,214
            Net property, plant and equipment                                              351,049          292,977
Excess of cost over net assets acquired, less accumulated amortization of
    $19,986 and $16,715                                                                     62,162           27,667
Favorable lease interests, less accumulated amortization of $404,001 and $383,708          131,961          153,664
Unamortized debt expenses (note 4)                                                           6,086           10,138
Other assets                                                                                21,435           23,028
                                                                                        $1,490,699        1,342,347

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
    Bank debit balances                                                                 $   59,620           44,373
    Current installments of long-term debt (note 4)                                          1,020            1,452
    Accounts payable                                                                       311,411          287,551
    Accrued interest                                                                        12,533           19,246
    Accrued payroll                                                                         70,205           70,640
    Other accrued expenses (note 9)                                                        142,599          131,322
            Total current liabilities                                                      597,388          554,584
Other noncurrent liabilities (note 9)                                                      136,772          124,944
Long-term debt, excluding current installments (note 4)                                    701,798          785,561

Stockholders' equity (deficit) (notes 1 and 6):
    Preferred stock of $.01 par value. Authorized 20,000,000 shares;
      none issued or outstanding                                                                --               --

    Voting common stock of $.01 par value. Authorized 96,481,272
      shares; issued 69,937,790 and 64,211,548                                                 700              642
    Nonvoting common stock of $.01 par value. Authorized
      3,518,728 shares; no shares issued                                                        --               --
    Capital in excess of par value                                                         317,654          233,706
    Retained deficit                                                                      (263,613)        (357,090)
            Total stockholders' equity (deficit)                                            54,741         (122,742)
Commitments and related party transactions (notes 7 and 8)
                                                                                        $1,490,699        1,342,347

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

(In thousands, except share amounts)                 Years ended February 3, 1996, January 28, 1995 and January 29, 1994
                                                                          Capital                             Total
                                             Voting      Nonvoting           in                            stockholders'
                                             common        common        excess of         Retained           equity
                                              stock         stock        par value          deficit          (deficit)
Balance at January 30, 1993                    $472           6           153,264          (397,033)         (243,291)
Reclassification of common stock previously
    subject to put options                       42          --             7,258                --             7,300
Common stock sold under employee
    stock option plan                             2          --               271                --               273
Common stock sold in public stock offering,
    net of expenses of sale                     104          --            64,457                --            64,561
Net loss for the year                            --          --                --            (2,941)           (2,941)
14 1/2% preferred stock cash dividends           --          --                --            (4,924)           (4,924)

Balance at January 29, 1994                     620           6           225,250          (404,898)         (179,022)
Expenses for secondary public stock offering     --          --              (953)               --              (953)
Common stock sold under employee
    stock option plan                             2          --               951                --               953
Contribution of common stock to
    profit sharing plan                           2          --               894                --               896
Issuance of 606,120 shares of common stock at
    $12.50 per share for drug store acquisition   6          --             7,570                --             7,576
Conversion of nonvoting common stock
    to voting common stock                       12          (6)               (6)               --                --
Net income for the year                          --          --                --            47,808            47,808

Balance at January 28, 1995                     642          --           233,706          (357,090)         (122,742)
Common stock sold in public stock offering,
    net of expenses of sale                      54          --            82,340                --            82,394
Expenses for secondary public stock offering     --          --              (329)               --              (329)
Common stock sold under employee
    stock option plan                             2          --             1,043                --             1,045
Contribution of common stock to
    profit sharing plan                           2          --               894                --               896
Net income for the year                          --          --                --            93,477            93,477

Balance at February 3, 1996                    $700          --           317,654          (263,613)           54,741

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)                                                       February 3, January 28 and January 29, respectively
                                                                            1996              1995              1994

Cash flows from operating activities:
    Net earnings (loss) for the year                                      $  93,477           47,808            (2,941)
    Adjustments to reconcile net earnings (loss) for the
      year to net cash provided by operating activities:
        Gain on sale of subsidiary                                               --          (54,125)               --
        Extraordinary charge related to early retirement of debt
          and preferred stock                                                11,213           32,130            45,283
        Depreciation and amortization                                        84,750           77,794            85,660
        Amortization of original issue discount and
          deferred debt expenses                                              1,806            5,897             7,216
        Decrease (increase) in receivables                                  (17,650)          12,047           (13,867)
        Increase in merchandise inventories                                 (44,475)         (22,621)          (35,455)
        Decrease (increase) in prepaid expenses and other
          current assets                                                     (2,030)           3,048            (3,408)
        Increase in accounts payable and accrued expenses                    37,183           17,010            87,393
            Net cash provided by operating activities                       164,274          118,988           169,881
Cash flows from investing activities:
    Additions to property, plant and equipment*                            (109,782)         (57,246)          (39,327)
    Sale of property, plant and equipment                                     8,255            4,253            37,942
    Net proceeds from sale of subsidiaries                                    5,231          114,912                --
    Acquisition of certain drug store assets                                (76,902)          (6,080)          (14,314)
    Other                                                                     1,733           (5,216)           (3,341)
            Net cash provided by (used in) investing activities            (171,465)          50,623           (19,040)
Cash flows from financing activities:
    Increase in bank debit balances                                          15,247            3,399            28,743
    14 1/2% preferred stock cash dividends                                       --               --            (4,924)
    Additions to long-term debt                                               1,985            1,604             1,476
    Reductions of long-term debt                                             (1,848)          (2,926)           (3,769)
    Net reductions under prior credit agreement                                  --               --          (221,723)
    Net additions (reductions) under current credit agreement                 4,627         (120,816)          576,189
    Redemption of 141/2% preferred stock                                         --               --           (75,000)
    Common stock sold in public stock offering, net of expenses of sale      82,394               --            64,561
    Issuance of 91/4% senior subordinated notes                                  --               --           200,000
    Redemption of 13% and 111/8% subordinated debentures                    (95,500)         (50,000)         (490,165)
    Redemption of senior notes                                                   --               --          (168,000)
    Other, including redemption fees and deferred financing costs              (690)          (4,084)          (64,761)
            Net cash provided by (used in) financing activities               6,215         (172,823)         (157,373)
Net decrease in cash                                                           (976)          (3,212)           (6,532)
Cash at beginning of year                                                     8,898           12,110            18,642
Cash at end of year                                                       $   7,922            8,898            12,110

See accompanying notes to consolidated financial statements.
* Total capital expenditures for fiscal years 1995, 1994 and 1993 were $117,680, $84,694 and $41,960, of which $7,898,
     $27,448 and $2,633 were acquired under a deferred payment arrangement.

Notes to Consolidated Financial Statements
February 3, 1996, January 28, 1995 and January 29, 1994
(In thousands, except share amounts and drug stores)

(1) Organization of Business
(a) Description of Business
        Eckerd Corporation (Company) operates the Eckerd Drug store chain, which is one of the largest drug store chains in the United States. The Company's stores are located primarily in the Sunbelt, with the largest concentration of stores being in Florida and Texas.
        During 1993, 1994 and 1995, the Company purchased 74 drug stores in four transactions at an aggregate cost of $85,517. The operations of such stores, which have been included in the consolidated financial statements from dates of acquisition, are not material to the Company and, accordingly, pro forma comparative operating numbers are not presented.

(b) Initial and Secondary Public Offerings
        On August 12, 1993, the Company completed an initial public offering (IPO) in which it issued and sold 10,350,000 shares of its Common Stock par value $.01 per share (Common Stock) for $7.00 per share. In connection with the IPO, the Company amended its Restated Certificate of Incorporation to effect, among other things: (i) the reclassification of its Class A common stock and Class B common stock into Common Stock at certain specified rates (Reclassification); (ii) a two-for-three reverse stock split (Stock Split); (iii) the adoption of certain provisions, such as a classified board of directors and the prohibition of stockholder action by written consent, which could make non-negotiated acquisitions of the Company more difficult; and (iv) the change of the Company's name from "Jack Eckerd Corporation" to "Eckerd Corporation."
        On May 2, 1994, the Company completed an underwritten secondary offering of 6,398,112 shares of its Common Stock for $9.50 per share. The secondary offering only included shares owned by certain institutional stockholders. The Company did not receive any of the proceeds from the sale of shares of common stock and was required to pay certain expenses of the secondary offering.
        On August 3, 1995, the Company completed an underwritten primary and secondary offering of 12,351,000 shares of its Common Stock for $16.12 per share. The offering consisted of 5,350,000 shares sold by the Company and 7,001,000 shares sold by certain institutional stockholders.
        On December 15, 1995, the Company completed an underwritten secondary offering of 12,000,000 shares of its Common Stock for $21.00 per share. The secondary offering only included shares owned by certain institutional stockholders. The Company did not receive any of the proceeds from the sale of shares of common stock and was required to pay certain expenses of the secondary offering.

(c) Sales of Subsidiaries
        On March 31, 1994, the Company closed on the sale of its Vision Group operations which were sold effective
January 30, 1994 for an amount in cash and notes approximately equal to the book value of the related assets. In 1993, Vision Group sales were approximately $61,000 and earnings before interest and taxes were approximately $3,000.
        On November 15, 1994, the Company closed on the sale of its Insta-Care Pharmacy Services (Insta-Care) operations for a total consideration of $112,000 in cash. The net proceeds after certain closing adjustments were approximately $94,000. Insta-Care operations are included in the consolidated financial statements up to the closing date of the sale. In 1994, Insta-Care sales were approximately $89,000 and earnings before interest and income taxes were approximately $4,000. The Company recognized a gain on the sale of Insta-Care of $49,470, net of income taxes of $4,655. The gain of $54,125 before income taxes is reported in the consolidated statement of operations as part of sales and other operating revenue.

(2) Summary of Significant Accounting Policies
(a) Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Principles of Consolidation
        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in the consolidation.

(c) Definition of Fiscal Year
        The Company's fiscal year ends on the Saturday nearest January 31. Fiscal year 1995 ended February 3, 1996 and consisted of 53 weeks. Fiscal years 1994 and 1993 ended January 28, 1995 and January 29, 1994, respectively, and consisted of 52 weeks.

(d) Merchandise Inventories
        Inventories consist principally of merchandise held for resale and are based on physical inventories taken throughout the year. Inventories are stated at the lower of cost (last-in, first-out) or market. At February 3, 1996 and January 28, 1995, inventories would have been higher than reported by approximately $91,900 and $76,900, respectively, if the first-in, first-out method of valuing inventories had been used by the Company.

(e) Income Taxes
        Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in income in the period that includes the enactment date.

(f) Depreciation Policy and Maintenance and Repairs
        Plant and equipment is depreciated principally by the straight-line method over the estimated useful lives of such assets. The principal lives used to compute depreciation are: buildings, 16-45; furniture and equipment, 1-10; transportation equipment, 1-8; and leasehold improvements, 2-20.
        Maintenance and repairs are charged to expense as incurred. The Company's policy is to capitalize expenditures for renewals and betterments and to reduce the asset accounts and the related allowance for depreciation for the cost and accumulated depreciation of items replaced, retired or fully depreciated.

(g) Favorable Lease Interests
        Favorable lease interests represent the present value of the excess of current market rents at dates of acquisition over the below market rents of leases acquired (principally store locations). Such costs are amortized over the lives of the favorable leases averaging approximately twenty years.

(h) Unamortized Debt Expenses
        Unamortized debt expenses represent underwriting discounts, professional fees and other costs related to long-term debt (see note 4) which are amortized over the life of the debt instruments.

(i) Advertising Costs
        Net advertising costs are expensed when incurred and were $24,752, $24,050 and $26,758 for the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

(j) Reclassification
        Certain amounts have been reclassified in the 1993 and 1994 consolidated financial statements to conform to the 1995 consolidated financial statement presentation.

(k) Supplemental Cash Flow Information
        The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        During 1994, the Company issued $7,576 of Common Stock in connection with the acquisition of certain drug stores.
        Cash paid for interest was $82,152, $86,821 and $120,329 for the years ended February 3, 1996, January 28, 1995 and
January 29, 1994, respectively.
        Cash paid for income taxes was $5,337, $7,294 and $1,273 for the years ended February 3, 1996, January 28, 1995 and
January 29, 1994, respectively.

(l) Earnings (Loss) Per Share and Stock Split
        Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each fiscal year (68,606,482 in 1995, 64,863,438 in 1994 and 58,785,610 in 1993). All share information in these consolidated financial statements has been restated to reflect the two-for-one stock split declared April 1, 1996 (payable May 13, 1996) and the August 12, 1993 Reclassification and Stock Split.

(m) Recent Accounting Pronouncements
        The Company will adopt Statement of Financial Accounting Standards No. 121 (SFAS No. 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, during the first quarter of fiscal year 1996. SFAS No. 121 is not expected to have a material impact on the consolidated financial statements of the Company.
        In October 1995, Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock - Based Compensation, was issued, which is effective for fiscal year 1996. Under SFAS No. 123, the Company can elect, but is not required, to recognize compensation expense for all stock-based awards using a fair value method. The Company expects to implement the disclosure-only provisions, as permitted by SFAS No. 123, in fiscal year 1996.

(3) Employees' Benefit Plans
(a) Profit Sharing Plan
        The Company has in effect a noncontributory profit sharing plan which covers all regular, full-time employees. The Company makes annual contributions to the Plan at the discretion of the Company's Board of Directors. All funds are held by a bank as trustee under a trust agreement. Included in operating and administrative expenses are charges accrued for contributions to the Plan of $11,231, $9,712 and $8,765 for February 3, 1996,
January 28, 1995 and January 29, 1994, respectively.
        Plan assets at fair value, consisting of fixed income securities, the Company's stock and listed stocks, amounted to approximately $256,800 for the plan year ended December 31, 1995.

(b) Pension Plans
        The Company has in effect a noncontributory pension plan covering all full-time employees who qualify as to age and length of service. Benefits are computed based on the average annual compensation for the five consecutive years that produce the highest average during the final ten years of creditable service. The Company's policy is to fund the Plan in accordance with minimum Internal Revenue Service (IRS) requirements.
        The Company accounts for pension costs in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions.
        The funded status of the Company's pension plan at February 3, 1996 and January 28, 1995 was:

                                                1996       1995
                                            (Projected)
Accumulated benefit obligation (including
 vested benefits of $40,743 and $34,792 at
 January 1, 1995 (most recent valuation
 date) and January 1,1994, respectively)      $(45,107)  (37,814)
Effect of anticipated future compensation
 levels and other events                       (11,130)   (8,824)
Projected benefit obligation for service
 rendered to date                              (56,237)  (46,638)
Plan assets at fair value, consisting of
 fixed income securities and listed stocks      44,751    34,602
   Plan assets less than projected benefit
     obligation                                (11,486)  (12,036)
Unrecognized prior service cost                  2,245     2,436
Unrecognized net loss                            8,791    10,290
Unrecognized net transition asset at
  January 1, 1987, which is
  being amortized over 13 years                 (2,100)   (2,777)
    Accrued pension cost                       $(2,550)   (2,087)

        Net periodic pension costs for the years ended
February 3, 1996, January 28, 1995 and January 29, 1994 included the following (income) expense components:

                                        1996      1995      1994
Service costs (benefits earned
    during the period)                 $3,606     3,552    2,818
Interest cost on projected
    benefit obligation                  3,790     3,159    2,548
Return on assets                       (3,536)   (3,411)  (3,271)
Amortization of prior service cost        191      (204)    (161)
Amortization of net transition asset     (677)     (677)    (677)
Amortization of net loss                  101       461       --
    Net periodic pension cost          $3,475     2,880    1,257

    Assumptions used in determining the accumulated and projected benefit obligations were:
Weighted average discount rate            7.5%     8.25%     7.5%
Weighted average long-term
    rate of return on assets                9%        9%       9%
Rate of compensation increases              5%        5%       5%

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

(4) Long-Term Debt
        Long-term debt at February 3, 1996 and January 28, 1995 was:

                                              1996         1995
Term loan, due November 29, 2000 (a)        $230,000     434,373
Revolving credit and bankers
  acceptances (a)                            230,000      21,000
9 1/4% Senior Subordinated Notes
  due February 15, 2004,
  $200,000 face amount (b)                   200,000     200,000
11 1/8% Subordinated Debentures
  due May 1, 2001, $95,500 face amount,
  net of original issue discount of
  $6,542 (c)                                      --      88,958
Variable rate demand industrial development
  revenue refunding bonds, due $8,250
  March 1, 2009 and $10,000
  May 1, 2013 (d)                             18,250      18,250
Other (principally notes secured by
  fixtures and equipment)                     24,568      24,432
      Total long-term debt                   702,818     787,013
Less amounts due within one year               1,020       1,452
      Amounts due after one year            $701,798     785,561

        The aggregate minimum annual maturities of long-term debt for the next five fiscal years are: 1996 - $31,020; 1997 - $50,729; 1998 - $50,667; 1999 - $50,605; and 2000 - $280,548.
Although the term loan commitment requires a repayment of $30,000 during fiscal year 1996, the Company has excess availability under the revolving credit commitment, and accordingly, has not treated the 1996 required repayment as current.
        (a) On June 15, 1993, the Company entered into a Credit Agreement which was subsequently revised on August 3, 1994. The original agreement was for a total of $950,000. The revised agreement provided for a total loan facility of $850,000. The revised loan facility did not provide any additional proceeds to the Company, but it provided improved pricing and increased operating flexibility with respect to acquisitions, capital expenditures and lease payments. The revolving loan facility was extended a year and increased to $350,000 (with $30,000 available as a bank swingline loan facility and $155,000 available as a letter of credit and bankers' acceptance facility) (Revolving
Loan), and a five-year amortizing term loan facility (Term Loan) was reduced to $500,000.
        On November 29, 1995, the Company entered into another significant revision of the Credit Agreement. The new agreement provides for a total loan facility of $750,000. The new loan facility did not provide any additional proceeds to the Company, but it does provide improved pricing and increased operating flexibility through reduced annual term loan amortization. The Revolving Loan facility matures on November 29, 2000 and was increased to $500,000 (including the bank swingline loan facility and the letter of credit and bankers' acceptance facility), and the Term Loan facility maturity was extended to November 29, 2000, and was reduced to $250,000.

        The Term Loan and the Revolving Loan bear interest at various rates approximating, at the Company's option (i) Alternate Base Rate (ABR) (as defined) or (ii) adjusted LIBOR plus 5/8%. The spread above LIBOR may decrease or increase by 1/8% in two separate instances if certain ratios of cash flow to interest expense are achieved by the Company. The spread above LIBOR may also decrease by an additional 1/8% if a certain ratio of cash flow to interest expense is achieved and the bank facility receives an investment grade rating by both major rating agencies.
        Interest on ABR borrowings is payable quarterly. Interest on LIBOR borrowings is payable at the end of the relevant interest period (one, two, three or six month periods, except that with respect to six month periods, interest shall be payable every three months). The Company is required to pay a commitment fee of 1/4% per annum on the undrawn amount of the Revolving
Loan facility and it may decrease or increase by 1/16% in two separate instances if certain ratios of cash flows to interest expense are achieved by the Company. The Company is also required to pay letter of credit fees and bankers' acceptance fees.
        The Company has entered into interest rate cap agreements relating to the Credit Agreement. The cap agreements are for $200,000 and mature at various dates in 1996. The cap agreements have an approximate 6% interest rate. At February 3, 1996, these agreements had a value to the Company of approximately $164 below their carrying values.
        Principal of the Term Loan will be amortized in quarterly payments and mature in full on November 29, 2000. Required annual principal payments are $30,000 in 1996 and $50,000 in 1997 through 2000. The Company has the right to prepay any borrowings under the Credit Agreement in whole or in part at any time.
        The Company is required to prepay borrowings under the Credit Agreement with (i) in any fiscal year, the excess of the aggregate net proceeds of dispositions of assets of the Company and its subsidiaries over $10,000; (ii) in any fiscal year, the net proceeds of any incurrence of debt (other than indebtedness permitted under the Credit Agreement); and (iii) the net proceeds of the sale and leaseback of any asset. Prepayments are to be applied pro rata against the remaining scheduled payments due in respect to the Term Loan and, after such loan is paid in full, to the swingline loans and then the Revolving Loan.
        The borrowings under the Credit Agreement are secured by a pledge of all capital stock of the Company's subsidiaries, as well as substantially all personal property, including inventory and accounts receivable and certain real property (as defined), contain certain restrictive covenants which provide limitations on the Company with respect to incurring debt, the incurring of liens, making investments in excess of $7,000, payment of dividends and purchase of shares of stock of the Company, consolidations and mergers, sale of assets, acquisitions, and transactions with affiliates. The Credit Agreement also requires the Company to satisfy certain financial ratios. At February 3, 1996, the Company was in compliance with these covenants.
        (b) On November 2, 1993, the Company issued $200,000 aggregate principal amount of 91/4% Senior Subordinated Notes (Notes) due February 15, 2004. The Notes are unsecured and subordinated to all existing and future senior debt (as defined) of the Company and are redeemable at the option of the Company, in whole or in part, at any time after February 15, 1999 at various redemption prices (as defined) plus accrued interest to the date of redemption. Interest is payable semi-annually on February 15 and August 15 of each year.
        (c) The 11 1/8% Subordinated Debentures were subordinated to all existing and future senior debt (as defined) of the Company, and were redeemable at the option of the Company, in whole or in part, at any time at 100% of their principal amount plus accrued interest to the date of redemption. During 1994 and 1995, $50,000 face amount and the remaining $95,500 face amount, respectively, of these subordinated debentures were redeemed by the Company.
        (d) The variable rate demand industrial development revenue refunding bonds currently have an interest rate which is a daily rate established by First National Bank of Chicago and is indicative of current bid-side yields of high grade tax-exempt securities. At the Company's option, and under certain conditions, the interest rate may be changed to a monthly rate or a fixed rate. The bonds are secured by the related buildings, leases and letters of credit.
        (e) An extraordinary charge of $30,523 (net of tax benefit of $1,607) was recognized during the year ended January 28, 1995, primarily from the write-off of unamortized debt expenses related to the significant revision of the Credit Agreement, as well as the early repayment of debt from a portion of the net proceeds from the sale of Insta-Care.
        An extraordinary charge of $9,306 (net of tax benefit of $1,907) was recognized during the year ended February 3, 1996, primarily from the write-off of original issue discount and unamortized debt expenses on the redemption of the 11 1/8% Subordinated Debentures and from the write-off of unamortized debt expenses related to the significant revision of the Credit Agreement.

        (f ) The fair value of the Term Loan, Revolving Loan and the variable rate demand industrial development revenue refunding bonds approximate their carrying value, based on the frequency of the interest rate reset periods. The fair value of the Notes is approximately $215,250, based on its quoted market price. The fair value of the other long-term debt approximates its carrying value, based on the relatively short remaining maturity of the debt.

(5) Income Taxes
        Income tax expense before extraordinary items for the years ended February 3, 1996, January 28, 1995 and January 29,
1994 was:

                                    1996       1995     1994
Current:
    Federal                       $19,309     5,278     2,232
    State                           1,291     3,475     2,324
      Total                       $20,600     8,753     2,556

        For fiscal years 1995, 1994 and 1993, the income tax expense differs from amounts computed by applying the Federal statutory rate of 35% to earnings before income taxes and extraordinary items. The actual tax differs from the expected tax for the years ended February 3, 1996, January 28, 1995 and January 29, 1994 as follows:

                                        1996      1995     1994
Expected tax                          $43,184    30,479   15,389
State taxes, net of Federal benefit       839     2,259      211
Changes in valuation allowance
    through the use of loss
    carryforwards                     (42,239)  (29,263) (15,276)
Other                                  18,816     5,278    2,232
                                      $20,600     8,753    2,556

"Other" consists principally of alternative minimum tax.
        In addition to alternative minimum tax credit carryforwards of approximately $21,000, the Company has Federal income tax loss carryforwards of approximately $177,000, which are available to offset future taxable income, if any, through 2008.
        The Company's Federal income tax returns have been examined through April 30, 1986 and any assessments have been paid or accrued. The Federal income tax returns for the fiscal periods ended January 31, 1987 and January 30, 1988 are currently being examined. The Company has established a valuation allowance for the full amount of its loss carryforward. The valuation allowance will be reviewed in the future, based on management's estimates of the expected outcome of these examinations.
        Temporary differences and carryforwards which give rise to deferred tax assets and liabilities as of February 3, 1996 and January 28, 1995 are as follows:

                                               1996       1995
Deferred tax assets:
    Reserves and other liabilities           $13,620     23,880
    Amortization                               7,452      7,804
    Other                                      6,351      7,613
    Loss carryforwards                        67,111     82,745
    Credit carryforwards                      25,803      8,364
      Gross deferred tax assets              120,337    130,406
    Less valuation allowance                 (67,111)   (94,176)
      Net deferred tax assets                $53,226     36,230
Deferred tax liabilities:
    Inventory                                $37,698     23,481
    Fixed assets                              15,528     12,749
      Gross deferred tax liabilities         $53,226     36,230

(6) Stockholders' Equity
(a) Common Stock
        The Company's authorized common stock consists of 100,000,000 shares of Common Stock, par value $.01 per share (of which 3,518,728 shares are Nonvoting Common Stock (Series I), par value $.01 per share).

(b) Preferred Stock
        The Company's authorized preferred stock consists of 20,000,000 shares. The preferred stock is issuable in series with terms as fixed by the Board of Directors. No preferred stock has been issued.

(c) Stock Options
        The Company has reserved 6,782,406 shares of its Common Stock for the granting of stock options and other incentive awards to officers, directors and key employees under the 1993 and 1995 Stock Option and Incentive Plans of Eckerd Corporation. Options are granted at prices which are not less than the fair market value of a share of common stock on the date of grant. Commencing three years after the date of grant, all options are exercisable to the extent of 50%, with an additional

25% exercisable after each of the next two successive years. Unexercised options expire ten years after the date of grant. Options granted under prior plans were surrendered and granted under the terms of the 1993 plan. Shares under option and option prices have been adjusted to reflect the Reclassification and the Stock Split (note 1(b)) and the two-for-one stock split (note 2(l)).
        As of February 3, 1996, January 28, 1995 and January 29, 1994, 3,531,658, 458,354 and 445,336 shares of Common Stock were available for grant. At February 3, 1996, options for 758,308 shares of Common Stock were exercisable at $2.59 to $7.00 per share. At January 28, 1995, options for 699,720 shares of Common Stock were exercisable at $.28 to $7.00 per share. At January 29, 1994, options for 900,786 shares of Common Stock were exercisable at $.28 to $7.00 per share.
        A summary of changes during the years ended February 3, 1996, January 28, 1995 and January 29, 1994 is set forth below:


                                   Shares under         Option
                                      option            prices
Outstanding January 30, 1993         1,373,920      $  .28 - $18.75
    Granted                          1,711,830      $ 5.00 - $ 7.00
    Exercised                         (148,790)     $ 2.82 - $ 4.62
    Cancelled                         (122,952)     $ 2.82 - $18.00

Outstanding January 29, 1994         2,814,008      $  .28 - $ 7.00
    Granted                            171,000      $ 7.00 - $14.63
    Exercised                         (248,998)     $  .28 - $ 7.00
    Cancelled                         (184,018)     $  .28 - $12.32

Outstanding January 28, 1995         2,551,992      $  .28 - $14.63
    Granted                          1,059,134      $12.81 - $22.00
    Exercised                         (227,940)     $  .28 - $ 7.00
    Cancelled                         (132,438)     $ 7.00 - $19.31

Outstanding at February 3, 1996      3,250,748      $ 2.59 - $22.00

        Options previously granted at prices greater than $7.00 per share were modified to $7.00 per share at the date of the IPO.

(7) Commitments
        The Company conducts the major portion of its retail operations from leased store premises under leases that will expire within the next 20 years. Such leases generally contain renewal options exercisable at the option of the Company. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance and percentage rentals based upon sales in excess of stipulated amounts.
        Rental expense for the years ended February 3, 1996, January 28, 1995 and January 29, 1994 was:

                                1996         1995          1994
    Minimum rentals           $118,797      111,845      111,072
    Percentage rentals          25,651       20,971       18,369
                              $144,448      132,816      129,441

        At February 3, 1996, minimum rental commitments for the next five fiscal years and thereafter under noncancelable leases were as follows: 1996 - $110,423; 1997 - $103,451; 1998 -
$90,791; 1999 - $82,881; 2000, - $75,030; and thereafter -
$529,864. These amounts include any rental commitments for under-performing stores closed or to be closed (note 9).
        In 1987, the Company entered into an operating lease agreement for 72 stores with a third-party lessor established by an affiliate of Merrill Lynch & Co. (which, through affiliated entities, controls approximately 6% of the Company's common stock). The lease agreement has certain restrictive covenants, which, upon violation by the Company, give the lessor the right to require the lessee to purchase the leased stores at the remaining balance of the lease contract. At February 3, 1996, the balance subject to the repurchase terms is $35,774. At February 3, 1996, the Company was in compliance with these covenants.
        During 1995, 1994 and 1993, the Company sold certain photo processing equipment to an unrelated third party for approximately $4,900, $14,800 and $35,000, respectively, and entered into five-year leases with respect to such equipment. No gain or loss was recorded in connection with these transactions. Annual lease payments by the Company of $6,801 are required over the term of the leases.
        During 1993, the Company and Integrated Systems Solutions Corporation (ISSC) entered into a Systems Operations Service Agreement (Service Agreement) pursuant to which ISSC will manage the Company's entire information systems operation, including the implementation of a new point-of-sale system with scanning capabilities. The Service Agreement has a ten year term, and the total payments to be made by the Company are expected to be $480,000 over such term, based on currently anticipated services. A portion of these payments is being accounted for as capital expenditures. As of February 3, 1996, the Company has acquired $83,711 of equipment, of which $37,979 has been acquired under a deferred payment arrangement.

(8) Transactions with Related Parties
        In April 1989, the Company entered into a "Master Lease" agreement with a third-party lessor established by an affiliate of Merrill Lynch & Co. (which, through affiliated entities, controls approximately 6% of the Company's common stock) whereby such lessor would finance the acquisition of store sites and the construction of buildings and acquisition of equipment. As of February 3, 1996, there were 12 stores leased under the agreement with an aggregate cost of approximately $18,400. The Company pays the Merrill Lynch affiliate a structure fee of 1% of the cost of land, buildings and equipment financed under the Master Lease plus an administration fee. The Company paid the Merrill Lynch affiliate fees aggregating $43, $43 and $44 for the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.
        During 1993, Merrill Lynch & Co., as one of the representatives of the underwriters in the IPO, received underwriting commissions and related fees of $1,847. In addition, as sole underwriter in the issuance of the Notes, Merrill Lynch & Co. received approximately $4,000 in underwriting discounts from the Company. During 1995, Merrill Lynch & Co., as one of the representatives of the underwriters in the August offering, received underwriting commissions and related fees of $3,000.
        During 1994, Merrill Lynch & Co. acted as financial advisors to the Company in connection with the sale of Insta-Care and received a fee of $1,417 for its services.


(9) Store Closing Charges
        In 1994, the Company changed its accounting policy for closed stores to record the loss at the time the decision is made to close the store, in accordance with Emerging Issues Task Force Issue No. 94-3. In the fourth quarter of 1994, the Company established a $48,988 provision for future drug store closings. In addition to the small number of stores the Company would close in the normal course of business, the Company accelerated the closing of approximately 90 geographically dispersed under-performing stores. At February 3, 1996, 84 of the approximately 90 under-performing stores had been closed. The total charge of $48,988 was included in operating and administrative expenses on the 1994 consolidated statement of operations. Of the total charge, approximately $31,000 related to lease settlements and obligations and other expenses to be incurred in connection with the store closings. The remaining charge of approximately $18,000 was for the write-off of impaired assets which included inventory liquidation and the write-off of intangible and fixed assets. The effect of this accounting change on prior periods was immaterial.
        In 1995, approximately $20,400 of the provision was utilized for lease obligations, settlements and asset write-offs. Remaining expenses are anticipated to be less than the balance of the provision; therefore, approximately $10,800 of the provision is available for the 1996 store closings primarily related to relocation of existing stores.

Independent Auditors' Report


The Board of Directors
Eckerd Corporation and Subsidiaries:


        We have audited the accompanying consolidated balance sheets of Eckerd Corporation and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended February 3, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eckerd Corporation and subsidiaries at February 3, 1996 and January 28, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended February 3, 1996, in conformity with generally accepted accounting principles.
        As described in note 9, the Company changed its accounting policy in fiscal year 1994 related to the timing of the recognition of closed store obligations.





/s/KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Tampa, Florida
March 26, 1996

Quarterly Information (Unaudited)
(In thousands, except per share amounts)                                                     Fiscal 1995 Quarters Ended
                                                                   4/29/95     7/29/95      10/28/95      2/3/96
Financial Information
 Sales and other operating revenue                              $1,219,594   1,138,724      1,164,907    1,473,848
 Cost of sales, including store occupancy,
   warehousing and delivery expense                                939,488     885,108        915,137    1,134,990
 Operating and administrative expenses                             220,591     221,832        224,301      255,407
 Interest expense                                                   20,356      19,593         18,720       18,167
 Earnings before income taxes
   and extraordinary item                                           39,159      12,191          6,749       65,284
 Income taxes                                                        8,615         115          1,147       10,723
 Earnings before extraordinary item                                 30,544      12,076          5,602       54,561
 Extraordinary item-early retirement
   of debt, net of tax benefit                                          --      (1,021)        (5,012)      (3,273)
 Net earnings                                                   $   30,544      11,055            590       51,288
 Earnings before extraordinary
   item per common share                                        $      .47         .18            .08          .76
 Net earnings per common share                                  $      .47         .17            .01          .71
 Weighted average common shares outstanding                         65,626      65,794         71,242       71,764

Market Price Per Share Information
 High                                                           $       15-1/8      17-5/16        21           22-3/8
 Low                                                                    12-1/4      14-3/16        16-5/16      19-1/16

(In thousands, except per share amounts)                                                     Fiscal 1994 Quarters Ended
                                                                   4/30/94     7/30/94       10/29/94      1/28/95
Financial Information
 Sales and other operating revenue                              $1,136,195   1,066,890      1,071,036    1,315,396
 Cost of sales, including store occupancy,
   warehousing and delivery expense                                866,083     820,281        831,513      966,750
 Operating and administrative expenses                             217,846     215,767        215,476      274,982
 Interest expense                                                   23,901      24,491         23,410       21,933
 Earnings before income taxes
   and extraordinary item                                           28,365       6,351            637       51,731
 Income taxes                                                        1,420         330             32        6,971
 Earnings before extraordinary item                                 26,945       6,021            605       44,760
 Extraordinary item - early retirement
   of debt, net of tax benefit                                          --          --        (26,620)      (3,903)
 Net earnings (loss)                                            $   26,945       6,021        (26,015)      40,857
 Earnings before extraordinary
   item per common share                                        $      .42         .09            .01          .68
 Net earnings (loss) per common share                           $      .42         .09           (.40)         .62
 Weighted average common shares outstanding                         64,448      64,492         64,844       65,670

Market Price Per Share Information
 High                                                           $       12          12-5/8         15-3/4       16
 Low                                                                     9-1/4       9-1/16        11-5/8       12-11/16

    The Company's stock is listed on the New York Stock Exchange (Symbol: ECK). The approximate number of shareholders of record on March 29, 1996 was 965.
    The Company is subject to restrictive covenants under its bank credit agreement and its 91/4% senior subordinated notes which restrict the payment of dividends. The Company has not paid or declared any dividend distributions on its common stock.
    Earnings (loss) per common share are computed independently for each of the quarters. Therefore, the sum of the quarterly earnings (loss) per share may not equal the annual earnings per common share.
    All quarters have been restated to reflect a two-for-one stock split effected in the form of a stock dividend declared April 1, 1996 (payable May 13, 1996).